CNL™
Retirement Properties, Inc.

Investing in America's Seniors



2002 Annual Report

COMPANY PROFILE

CNL Retirement Properties, Inc. (the "Company") is a public, unlisted real estate investment trust (REIT) that invests primarily in seniors' housing facilities leased on a long-term, triple-net basis and operated by leading regional and national operators. These properties are expected to include congregate living, assisted living, continuing care retirement communities, medical office buildings and walk-in clinics. As of February 19, 2003, the Company owned a portfolio of 37 seniors' housing facilities in 16 states and had commitments to acquire 12 additional facilities.

The Company will continue to execute its strategy of acquiring high quality properties and further expanding its portfolio, while providing shareholders with cash distributions and the potential for capital appreciation.

ABOUT REITs

A real estate investment trust, or REIT, is a corporation that combines the capital of many shareholders to acquire or provide financing for all forms of income-producing real estate. A REIT gives an investor a practical and effective means to include professionally managed real estate in a diversified portfolio.

A corporation that qualifies as a REIT is required to pay at least 90 percent of its taxable income to its shareholders every year, and in return generally does not pay corporate income tax – one of the most attractive aspects of a REIT. This means that nearly all of a REIT's income can be distributed to shareholders, and there is no double taxation of the income to the shareholders.

Pictured on Cover:
Brighton Gardens of Rancho Mirage –
Rancho Mirage, California

The Company has entered into a commitment to acquire this property.

CNL Retirement Properties, Inc. 2002 Highlights

- Assets increased to $441.8 million in 2002 from $64.4 million in 2001.
- The Company acquired 34 properties, valued at over $356 million.
- Cumulative stock offering proceeds rose to more than $442 million in 2002 from $71 million in 2001.
- Portfolio expanded to 37 seniors' housing facilities with 3,987 units in 16 states.
- New relationships were established with Sunrise Assisted Living, Inc. and Erickson Retirement Communities, LLC, both recognized as premier seniors' housing operators.

highlights

Table of Contents

Homewood Residence
at Brookmont Terrace –
Nashville, Tennessee

Situated on a hillside in an affluent area of southwest Nashville, this 98-unit, three-story facility is in close proximity to many retail and professional services.



6769

TO OUR SHAREHOLDERS:

We are pleased to report that 2002 was a year of quality growth for CNL Retirement Properties, Inc. We added 34 properties totaling over $356 million to our portfolio of premium seniors' housing facilities. The Company leveraged its access to capital to strengthen and diversify its portfolio, forge new relationships with recognized leaders in the industry and take advantage of a thriving, demand-driven market.

As our country experiences a shift in age demographics, the number of seniors age 65 and older is expected to grow from approximately 35 million to more than 53 million in less than 20 years. In addition to the tremendous growth of the senior population, seniors age 65 and older are living longer than ever before – with an average life expectancy of an additional 17 years – and nearly one quarter require supportive personal and health care services. As a result of this increased longevity, today's seniors will require more residential and health care options than ever before.

Expanded Portfolio

The Company expanded its portfolio of high quality assets in 2002, which are operated by leading seniors' housing companies. As of February 19, 2003, the Company owned interests in 37 properties and had entered into commitments to acquire an additional 12 properties which, if acquired, would result in a future portfolio of 49 properties in 22 states. Notable transactions in 2002 included:

- The acquisition of six Brighton Gardens, three MapleRidge, two Hearthside and one independent living facility valued collectively at $89 million, with commitments to acquire an additional nine properties valued at $170 million. The properties are located in 13 states including Arkansas, California, Georgia, Illinois, Kentucky, Massachusetts, Ohio, Oklahoma, Pennsylvania, South Carolina, Utah, Virginia and Washington.

- The acquisition of 11 seniors' housing facilities from Prime Care Properties, LLC, for $109 million, comprised of Brighton Gardens assisted living communities in seven states including Florida, Georgia, North Carolina, Tennessee, Maryland, New Jersey and Connecticut.

- The acquisition and leaseback of a 90-acre parcel of land in the Greater Boston area for $17.3 million. Erickson Retirement Communities, LLC is currently using the land to develop the Brooksby Village Continuing Care Retirement Community. Upon completion, this community will feature more than 1,700 units. The Company is leasing the land to Erickson Retirement Communities, LLC, but will not own the building.

- The acquisition and leaseback of four communities from American Retirement Corporation, consisting of Holley Court Terrace in Oak Park, Illinois; Heritage Club of Greenwood Village, Colorado; and two Homewood Residence facilities, one in Coconut Creek, Florida, and one in Nashville, Tennessee.

Geographic Diversification



◇ 37 Acquired Properties ○ 12 Committed to Acquire

Properties the Company owned or had commitments to acquire as of February 19, 2003

Brighton Gardens
of Friendship Heights –
Chevy Chase, Maryland

This 132 unit community is located just five minutes southeast of Bethesda and offers assisted living, as well as special care for residents with Alzheimer's.



Phil Anderson, Chief Operating Officer, introduces himself to a resident on a recent property visit.

"We are committed to working with leading operators and supporting their efforts as we invest in America's seniors."
Phil Anderson

- The acquisition of five seniors' housing facilities from Marriott Senior Living Services, Inc. (MSLS), consisting of three MapleRidge and two Brighton Gardens properties in California, Ohio, Massachusetts and Maryland.

- The purchase of more than 40 acres of land in Vero Beach, Florida, which will be developed into a premier independent and assisted living community, and upon completion of development, will be leased to and operated by a third-party company.

Valued Relationships

The Company plans to invest in properties leased to and/or operated by premier providers of seniors' housing. We value these strong relationships, and we value the integrity and dedication to senior care that is shared by the operators of our properties. Most significantly, the Company established new relationships with Sunrise Assisted Living, Inc. and Erickson Retirement Communities, LLC, in our commitment to work with the industry's leading senior living companies.

- As of February 19, 2003, Marriott Senior Living Services, Inc. (MSLS), a division of Marriott International, Inc., operated 128 senior living communities throughout the United States. In March 2003, Marriott International, Inc. sold the stock of its MSLS business to Sunrise Assisted Living, Inc., one of the nation's oldest and largest providers of senior living services. Sunrise now operates the Company's properties which were previously operated by MSLS.

- Sunrise Assisted Living, Inc., following the acquisition of MSLS's stock, has over 360 senior living communities either open or under construction in the United States, United Kingdom and Canada, with a combined resident capacity of nearly 40,000. To reflect the substantial expansion of its senior living business with the purchase of MSLS's stock and its broad scope of services, Sunrise intends to change its name to Sunrise Senior Living.

- American Retirement Corporation operates 65 facilities, including 32 large retirement communities and 33 assisted living communities. Many of its assisted living communities are operated under the Homewood Residence brand.

Diversification by Unit Type



Assisted Living
2,544 units
Independent Living
305 units
Alzheimer's/Dementia
839 units
Skilled Nursing
299 beds

- **Assisted living communities** offer residential accommodations for seniors who do not need to live in a nursing home. These communities also provide enhanced support for residents who need everyday assistance. From 2000 to 2030, the estimated demand for the number of assisted living units is projected to nearly double.

- **Independent living facilities** (or congregate living) provide residential accommodations with access to congregate services such as housekeeping, dining and transportation. Independent living communities also offer activity options that often contribute to the vitality and social life of residents.

  Skilled nursing facilities provide extensive long-term medical care to residents. Seniors in skilled nursing facilities typically require 24-hour medical monitoring and attention. Demographic changes will continue to increase the demand for this type of facility.

- **Alzheimer's/Dementia facilities** share many of the same characteristics as assisted living residences; however, more emphasis is placed on monitoring and extensive day-to-day care.

Represents units/beds in properties owned by the Company as of February 19, 2003

Sunrise of Pikesville –
Pikesville, Maryland

Showcasing the Sunrise prototype Victorian-style mansion architecture, this community offers the personal comfort of warm, homelike surroundings with outdoor gardens.

The Company has entered into a commitment to acquire this property.



Stuart Beebe, Chief Financial Officer, steps into the facility library while touring the property.

"Our consistent access to capital allows us to invest in the highest quality facilities."

– Stuart Beebe

- Erickson Retirement Communities, LLC is noted for bringing quality independent, assisted living and skilled care to middle-income America. Erickson currently has 11 large-scale retirement communities in various stages of development in Maryland, Massachusetts, Michigan, New Jersey, Pennsylvania and Virginia.

We value these relationships and will continue to forge alliances throughout the senior living industry.

Financial Results

During 2002, CNL Retirement Properties, Inc. experienced a significant increase in total assets, from $64.4 million at the end of 2001 to $441.8 million at the end of 2002. The Company received more than $371 million in stock offering proceeds during the year, the majority of which was used to invest in 34 properties. As of February 19, 2003, we have commitments to acquire an additional 12 properties at a total estimated cost of approximately $299 million. CNL Retirement Properties, Inc. is now among the nation's leading owners of seniors' housing facilities and poised to maximize growth opportunities.

The Company's 2002 funds from operations (FFO*) and net earnings were $14.6 million and $11.4 million, respectively, compared to $1.4 million and $915,965, respectively, in 2001, highlighting the impact of the expansion of our property portfolio. Dividends paid to shareholders represented an annual rate in excess of seven percent totaling $14.4 million, and in December 2002, the Company marked its 14th consecutive quarterly dividend payment since its inception.

**FFO is a common financial performance measure in the REIT industry that generally represents net earnings before gains from the sale of real estate assets, plus depreciation and amortization of real estate.*

Estimate of Resident Demand for Seniors' Housing Categories – Private Pay*



Thousands of Residents
637
511
671
751
592
773
991
720
964
1,389
1,004
1,309
2000
2010
2020
2030
Independent Living
Assisted Living
Skilled Nursing

Percent of Seniors Needing Assistance with Activities of Daily Living**



8.1%
10.5%
16.9%
34.9%
65-69
70-74
75-79
80+
Age Group

Estimated Growth of 65+ & 75+ Population**



Population (millions)
16.6
34.8
18.6
39.7
22.2
53.7
32.6
70.3
43.3
77.2
46.0
82.0
2000
2010
2020
2030
2040
2050
75+
65+

**Graph Source: The State of Seniors Housing 2001, prepared for the National Investment Conference for the Senior Living and Long-term Care Industries, Revised 2001*

***Graph Source: U.S. Census Bureau*



Holley Court Terrace – Oak Park, Illinois

The 13-story, 178-unit independent living facility offers spectacular views of Chicago's skyline.

Sharon Yester, Senior Vice President of Asset Management for CNL Retirement Corp., chats with residents during a routine site visit.

"Maintaining strong relationships with our properties' operators has proved to be one of our greatest strengths."

– Sharon Yester

The Year Ahead

In 2003, we will strive to build on last year's accomplishments, develop, strengthen and expand our relationships with third-party operators, and continue to assemble a portfolio of premium real estate assets. We believe 2003 will be another milestone year for the Company, as we grow and maintain our role as a leading capital provider in the seniors' housing industry.

We are already in the midst of another exciting year of quality portfolio growth through our investment in America's seniors, and we want to thank you for the confidence you have placed in us.

Sincerely yours,

James M. Seneff, Jr.
Chairman of the Board &
Chief Executive Officer

Robert A. Bourne
Vice Chairman of the Board
& Treasurer

Thomas J. Hutchison III
President



Left to right: Thomas J. Hutchison III, Robert A. Bourne and James M. Seneff, Jr.

Heritage Club
at Greenwood Village –
Greenwood Village, Colorado

This community is located in a suburb of Denver and features 75 assisted living units, 15 units for residents with Alzheimer's and related memory disorders and 90 skilled nursing units.



Daryl McCombs, Vice President of Business Development for CNL Retirement Corp., takes time to get to know the residents behind the transaction.

"Our depth of experience enables us to have tremendous foresight in acquiring premium senior care facilities."

—Daryl McCombs

Directors, Independent Directors & Executive Officers



James M. Seneff, Jr.
Director, Chairman of the Board of Directors & Chief Executive Officer



Robert A. Bourne
Director, Vice Chairman of the Board of Directors & Treasurer



David W. Dunbar*
Independent Director

Chairman and Chief Executive Officer of Peoples Florida Banking Corporation and its subsidiaries, Peoples Bank and Southern Mortgage Corporation; current member of the board of trustees for ten not-for-profit hospitals



James W. Duncan, Jr.*
Independent Director

President of NavTrak, Inc.; co-founder, former co-Chairman and President of PersonaCare, Inc.



Edward A. Moses*
Independent Director

Professor and Bank of America professor of finance at Rollins College and founder of an executive education program for health care management at the Crummer Graduate School of Business at Rollins College



Thomas J. Hutchison III
President



Phillip M. Anderson, Jr.
Chief Operating Officer & Executive Vice President



Stuart J. Beebe
Chief Financial Officer



Lynn E. Rose
Corporate Secretary

**Member of audit committee*

MapleRidge of Dartmouth –
North Dartmouth, Massachusetts

This facility supports a family environment and offers three levels of assistance in a neighborhood-style cottage setting.


Fir

PROPERTY PORTFOLIO

ARKANSAS

Pleasant Hills Retirement Community
800 Napa Valley Road
Little Rock, AR 72211
(501) 225-9405

CALIFORNIA

Brighton Gardens of Camarillo
6000 Santa Rosa Road
Camarillo, CA 93012
(805) 388-8086

MapleRidge of Hemet
1177 South Palm Avenue
Hemet, CA 92543
(909) 929-5988

MapleRidge of Laguna Creek
6727 Laguna Park Drive
Elk Grove, CA 95758
(916) 683-1881

Brighton Gardens of Santa Rosa
300 Fountaingrove Parkway
Santa Rosa, CA 95403
(707) 566-8600

COLORADO

Heritage Club at Greenwood Village
6450 South Boston Street
Greenwood Village, CO 80111
(877) 257-0356

CONNECTICUT

Brighton Gardens of Stamford
59 Roxbury Road
Stamford, CT 06902
(203) 322-2100

FLORIDA

Homewood Residence at Boca Raton
9591 Yamato Road
Boca Raton, FL 33434
(877) 259-6225

Homewood Residence at Coconut Creek
4175 West Sample Road
Coconut Creek, FL 33073
(877) 259-8063

Brighton Gardens of Naples
7801 Airport Pulling Road, North
Naples, FL 34109
(239) 566-8077

Brighton Gardens of Venice
950 Pinebrook Road
Venice, FL 34292
(941) 484-8801

GEORGIA

Brighton Gardens of Buckhead
3088 Lenox Road
Atlanta, GA 30324
(404) 846-8335

Brighton Gardens of Vinings
2401 Cumberland Parkway
Atlanta, GA 30339
(770) 435-4477

ILLINOIS

Brighton Gardens of Hoffman Estates
2150 West Golf Road
Hoffman Estates, IL 60194
(847) 755-0735

Holley Court Terrace
1111 Ontario Street
Oak Park, IL 60302
(877) 259-6213

Brighton Gardens of Orland Park
16051 South LaGrange Road
Orland Park, IL 60467
(708) 403-2001

MARYLAND

Brighton Gardens of Friendship Heights
5555 Friendship Boulevard
Chevy Chase, MD 20815
(301) 656-1900

Brighton Gardens of Towson
6451 North Charles Street
Towson, MD 21212
(410) 377-2100

MASSACHUSETTS

MapleRidge of Dartmouth
274 Slocum Road
North Dartmouth, MA 02747
(508) 999-0404

Properties acquired as of February 19, 2003

CNL™
Retirement Properties, Inc.

MapleRidge of Plymouth
97 Warren Avenue
Plymouth, MA 02360
(508) 746-9733

NEW JERSEY

Brighton Gardens of Middletown
620 State Highway 35, South
Middletown, NJ 07748
(732) 275-0790

Brighton Gardens of Mountainside
1350 Highway 22 West
Mountainside, NJ 07092
(908) 654-4460

NORTH CAROLINA

Brighton Gardens of Charlotte
6000 Park South Drive
Charlotte, NC 28210
(704) 643-1400

Brighton Gardens of Raleigh
3101 Duraleigh Road
Raleigh, NC 27612
(919) 571-1123

Brighton Gardens of Winston-Salem
2601 Reynolda Road
Winston-Salem, NC 27106
(336) 722-2224

OHIO

MapleRidge of Clayton
8212 North Main Street
Dayton, OH 45415
(937) 890-7100

MapleRidge of Willoughby
35300 Kaiser Court
Willoughby, OH 44094
(440) 269-8600

OKLAHOMA

Brighton Gardens of Oklahoma City
12928 North May Avenue
Oklahoma City, OK 73120
(405) 748-6464

Brighton Gardens of Tulsa
5211 South Lewis Avenue
Tulsa, OK 74105
(918) 743-2700

TENNESSEE

Brighton Gardens of Brentwood
103 Arcaro Place
Brentwood, TN 37027
(615) 376-5299

Homewood Residence at Brookmont Terrace
6767 Brookmont Terrace
Nashville, TN 37205
(877) 259-8058

TEXAS

Broadway Plaza at Pecan Park
915 North Fielder Road
Arlington, TX 76012
(877) 219-5437

WASHINGTON

Brighton Gardens of Bellevue
15241 NE 20th Street
Bellevue, WA 98007
(425) 401-0300

Hearthside of Lynnwood
18625 60th Avenue West
Lynnwood, WA 98037
(425) 771-7700

Hearthside of Snohomish
1124 Pine Avenue
Snohomish, WA 98290
(360) 568-1900

LAND LEASE

Brooksby Village
100 Brooksby Village Drive
Peabody, MA 01960
(978) 536-2150

UNDEVELOPED LAND

900 41st Street
Vero Beach, FL 32960

Properties acquired as of February 19, 2003

CNL™
Retirement Properties, Inc.

Financial Statements

Management's Discussion & Analysis of Financial Condition & Results of Operations

Introduction

The Company was formed in December 1997 to acquire real estate properties ("Properties") related to health care and seniors' housing facilities located across the United States. The Properties may include congregate living, assisted living and skilled nursing facilities, continuing care retirement communities and life care communities, and medical office buildings and walk-in clinics. The Properties are leased on a long-term, "triple-net" basis to operators of retirement facilities or to other tenants that engage third-party managers. Under the Company's triple-net leases, the lessees generally are responsible for repairs, maintenance, property taxes, utilities and insurance as well as the payment of rent. The lessees' ability to satisfy the lease obligations depends primarily on the Properties' operating results. In addition, with respect to certain Properties, various forms of credit enhancements, such as corporate guarantees, secure the lessees' obligations. The Company selects its Properties for investment based on a credit underwriting process designed to identify those Properties that management believes will be able to fund such lease obligations. The Company may also provide mortgage financing ("Mortgage Loans") to operators of retirement facilities secured by real estate owned by the borrower in the aggregate principal amount of approximately 5% to 10% of the Company's total assets and may offer furniture, fixture and equipment ("FF&E") financing through loans or direct financing leases ("Secured Equipment Leases") to operators of retirement and medical Properties. The aggregate principal amount of Secured Equipment Leases is not expected to exceed 10% of the Company's total assets. The Company has retained CNL Retirement Corp. (the "Advisor") as its advisor to provide management, aquisition, advisory and administrative services. The Company operates for federal income tax purposes as a real estate investment trust (a "REIT").

Liquidity & Capital Resources

Common Stock Offerings

In 1998, the Company registered its initial offering of common stock and in connection with the initial offering, the Company received subscription proceeds of $9,718,974 (971,898 shares). Following termination of the initial offering on September 18, 2000, the Company commenced its 2000 offering. On May 24, 2002, the Company completed its 2000 offering from which it received subscription proceeds of $155,000,000 (15,500,000 shares). Immediately following the completion of the 2000 offering, the Company commenced an offering of up to an additional 45,000,000 shares of common stock ($450,000,000) (the "2002 Offering"). Of the 45,000,000 shares of common stock offered in the 2002 Offering, up to 5,000,000 are available to stockholders purchasing shares through the Company's reinvestment plan.

On October 4, 2002, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission in connection with the proposed sale by the Company of up to 175,000,000 additional shares of common stock ($1,750,000,000) (the "2003 Offering"), in an offering expected to commence immediately following the completion of the Company's 2002 Offering. Of the 175,000,000 shares of common stock expected to be offered, up to 25,000,000 are expected to be available to stockholders purchasing shares through the reinvestment plan. The Board of Directors expects to submit, for a vote of the stockholders at the 2003 annual meeting, a proposal to increase the number of authorized shares of common stock of the Company from 100,000,000 to 450,000,000. Until such time, if any, as the stockholders approve an increase in the number of authorized shares of common stock of the Company, the 2003 Offering will be limited to 38,000,000 shares.

From its formation in December 1997 through December 31, 2002, the Company has received an initial $200,000 contribution from the Advisor and subscription proceeds from its offerings of $442,346,060 (44,234,603 shares), including $1,208,302 (120,830 shares) through the reinvestment plan. The Company believes that the net proceeds received from the 2002 Offering, the 2003 Offering and any additional offerings will enable the Company to continue to grow and take advantage of acquisition opportunities until such time, if any, that the Company's shares are listed on a national securities exchange or over-the-counter market ("Listing"), although there is no assurance that a Listing will occur. Under the Company's Articles of Incorporation, if the Company does not list by December 31, 2008, it will commence an orderly liquidation of its assets and the distribution of net proceeds to its stockholders. As of December 31, 2002, the Company had used approximately $319,000,000 of net offering proceeds and approximately $45,600,000 of loan proceeds to invest in 37 Properties located in 16 states (see "Property Acquisitions & Investments"), approximately $32,500,000 to pay acquisition fees and expenses and approximately $400,000 to redeem 44,037 shares of common stock, leaving approximately $40,400,000 available for investment in Properties and Mortgage Loans.

During the period January 1 through February 19, 2003, the Company received additional offering proceeds of approximately $78,300,000. The Company expects to use any uninvested net offering proceeds, plus any additional net offering proceeds from the 2002 Offering and the 2003 Offering to purchase additional Properties and to a lesser extent, to invest in Mortgage Loans and Secured Equipment Leases. In addition, the Company intends to borrow money to acquire assets and to pay certain related fees. The Company intends to encumber assets in connection with such borrowing. The Company has obtained permanent financing in connection with certain Properties and has an initial commitment to obtain a two-year, $75 million revolving line of credit that may be amended to allow the line of credit to increase by $50 million. The aggregate amount of any permanent financing is not expected to exceed 30% of the Company's total assets, and the maximum amount the Company may borrow is 300% of the Company's net assets.

Redemptions

In October 1998, the Board of Directors elected to implement the Company's redemption plan. Under the redemption plan, prior to such time, if any, as Listing occurs, any stockholder who has held shares for at least one year may present all or any portion equal to at least 25% of their shares to the Company for redemption in accordance with the procedures outlined in the redemption plan. Upon presentation, the Company may, at its option, redeem the shares, subject to certain conditions and limitations. However, at no time during a 12-month period may the number of shares redeemed by the Company exceed 5% of the number of shares of the Company's outstanding common stock at the beginning of the 12-month period. During the years ended December 31, 2002, 2001 and 2000, 37,306, 3,415 and 3,316 shares, respectively, were redeemed at $9.20 per share (for a total of $343,212, $31,420 and $30,508, respectively) and retired. No shares were redeemed prior to 2000.

Property Acquisitions & Investments

At December 31, 2002, the Company owned 37 Properties located in 16 states, including one Property in a pre-construction phase with planned development for a seniors' housing complex. Upon completion of the development, the Company expects to enter into a long-term lease agreement with an operator of the retirement facility to operate and manage the Property. The Company, as lessor, has entered into long-term lease agreements relating to the other Properties. The leases are on a triple-net lease basis, meaning the tenants are required to pay all repairs, maintenance, property taxes, utilities and insurance. Generally, the tenants are also required to make capital expenditures as may be reasonably necessary to refurbish buildings, premises, signs and equipment and maintain the leasehold in a manner that allows operation for its intended purpose.

During the year ended December 31, 2002, the Company acquired 22 Properties for an aggregate purchase price of $222.3 million that are subject to operating leases and generally provide for an initial term of 15 years. Substantially all of the operating leases provide options that allow the tenants to renew the leases from 5 to 20 successive years subject to the same terms and conditions as the initial leases. The leases provide for minimum annual base rent, generally payable in monthly installments. The leases provide that the minimum base rent required under the terms of the leases will increase at predetermined intervals (typically on an annual basis) during the terms of the leases. In addition to minimum annual base rent, substantially all tenants are subject to contingent rent computed as a percentage of gross sales of the Properties. The majority of the leases also provide for the tenant to fund, in addition to its lease payments, an FF&E reserve fund. The tenant deposits funds into the FF&E reserve account and periodically uses these funds to cover the cost of the replacement, renewal and additions to furniture, fixtures and equipment. To mitigate credit risk, certain operating leases are combined into portfolios that contain cross-default terms, meaning that if a tenant of any of the Properties in a portfolio defaults on its obligations under its lease, the Company may pursue its remedies under the lease with respect to any of the Properties in the portfolio ("Cross-Default"). In addition, certain portfolios contain terms whereby the net operating profits of the Properties are combined for the purpose of funding rental payments due under each lease ("Pooling"). For certain Properties, the Company has also required security deposits, guarantees from the tenant's parent company or additional cash reserve accounts to be held at the tenant level. The Properties are operated and managed by American Retirement Corporation

("ARC"), Marriott Senior Living Services, Inc. or Erickson Retirement Communities, LLC. In a press release dated December 30, 2002, Sunrise Assisted Living, Inc. announced it had entered into a definitive agreement with Marriott International, Inc. to acquire all of the outstanding stock of Marriott Senior Living Services, Inc. It is expected that when the sale of Marriott Senior Living Services, Inc.'s stock to Sunrise Assisted Living, Inc. is completed, the long-term management agreements in which the Company's tenants have entered into with Marriott Senior Living Services, Inc. will be assumed by Sunrise Assisted Living, Inc. to operate all of the Company's Properties that are currently operated by Marriott Senior Living Services, Inc. There can be no assurance that these transactions will be consummated.

In conjunction with the purchase of five of the Properties subject to operating leases, Marriott International, Inc. has, with certain limitations, guaranteed the tenant's obligation to pay minimum rent due under the leases up to a maximum of $5,880,000. As of February 19, 2003, the remaining amount available under the limited guarantee was $4,793,922.

On September 30, 2002, the Company acquired 11 Properties located in seven states through a direct financing transaction with two subsidiaries of Prime Care Properties, LLC for $105,250,000 plus closing costs and a working capital advance. The Company, as lessor, entered into 35-year lease agreements that require minimum annual rent of $11,520,600 through December 31, 2003, and 2.5% annual increases thereafter. In addition to minimum rent, the leases require additional rent, which is based on a percentage of the tenants' gross revenues. The leases also provide for the tenants to fund, in addition to their lease payments, an FF&E reserve fund. All property purchased with the funds from the FF&E reserve will remain the property of the tenants. The leases contain provisions that allow the lessees to purchase the Properties at the end of the lease terms for the Company's investment amount. The leases also permit the Company to require the lessees to purchase the Properties at the end of the lease terms for the same amount. The leases of the 11 Properties contain Cross-Default and Pooling terms. In addition, an affiliate of the tenants has guaranteed the tenants' obligations to pay minimum rent due under the leases up to a maximum of $2,000,000. As of February 19, 2003, the remaining amount available under the guarantee was $1,691,659. The 11 Properties are operated and managed by Marriott Senior Living Services, Inc.

In connection with the acquisition of seven Properties, the Company obtained three permanent loans totaling $45.3 million secured by mortgages on the Properties. See "Borrowings" section.

On May 30, 2002, the Company acquired a 10% interest in a limited partnership, CNL Plaza, Ltd., that owns an office building located in Orlando, Florida, in which the Advisor and its affiliates lease office space. The Company's original equity investment in the partnership was $300,000. The Company's share in the limited partnership's distributions will be equivalent to its equity interest in the limited partnership. During the year ended December 31, 2002, the Company received $190,922 in distributions from the partnership. The remaining interest in the limited partnership is owned by several affiliates of the Advisor. In connection with this investment, the Company has severally guaranteed 16.67% or $2,583,333, of a $15,500,000 unsecured promissory note of the limited partnership.

On August 12, 2002, the Company originated a Mortgage Loan in the principal amount of $1,870,000 secured by a parcel of land owned by a joint venture in which the Company acquired a 99% interest on December 20, 2002. The loan bears interest at 9.35% per annum and requires monthly payments of interest only. The loan matures on December 31, 2006. The land, which contains approximately 39.8 acres, is planned to be developed into a seniors' housing complex. The Company had incurred approximately $1,400,000 in pre-development costs as of December 31, 2002.

Borrowings

In February 2002, the Company assumed a mortgage of $12,974,397 that matures on October 2, 2003, in conjunction with the purchase of a Property located in Oak Park, Illinois. The mortgage bears interest at a floating rate of (i) 350 basis points over the 30-day LIBOR if LIBOR is over 2.6% or (ii) 440 basis points over the 30-day LIBOR if LIBOR is under 2.6% not to exceed 8%. As of December 31, 2002, the interest rate was 5.84%. In accordance with the provisions of the mortgage, the Company has placed $277,821 in escrow, which represents three months of debt service related to the mortgage. In connection with the loan, the Company incurred assumption fees of $16,156 that are being amortized over the remaining term of the loan. The Company anticipates refinancing the loan prior to its maturity date. However, if such financing is not available, the Company expects to have adequate offering proceeds available to repay this debt.

In connection with the purchase of five Properties, the Company borrowed $23,520,000 in June 2002 in the form of a commercial paper backed loan secured by these five Properties. The loan is funded from proceeds received from the sale of 30-day commercial paper. The commercial paper is re-marketed every 30 days upon maturity. The Company has a liquidity facility in place in the event that the re-marketing effort is unsuccessful. The liquidity agent has provided a liquidity facility for up to 102% of the outstanding loan balance. Interest is payable monthly with principal due when the commercial paper loan matures on June 6, 2007. The commercial paper loan bears interest at the commercial paper rate as determined by market demand (1.51% as of December 31, 2002) plus a margin of 1.23%, which is inclusive of liquidity fees and administrative costs. As of December 31, 2002, the commercial paper loan interest rate was 2.74%. In connection with the loan, the Company incurred loan fees and closing costs of $539,215 that are being amortized over the term of the loan.

On August 8, 2002, the Company entered into a commitment for $11,000,000 of permanent financing secured by a mortgage on the Property located in Greenwood Village, Colorado. On August 29, 2002, the Company obtained an advance totaling $9,100,000 with a possible future advance in the amount of $1,900,000 subject to certain operating performance thresholds being achieved by this Property prior to February 27, 2004. The loan bears interest at a variable rate based on 90-day LIBOR plus 3.90% per annum, but in no event shall the interest rate be less than 6.50%. As of December 31, 2002, the interest rate was 6.50%. The loan requires monthly principal and interest payments through August 31, 2007, with all unpaid principal and interest due at that time. In connection with the loan, the Company incurred loan fees and closing costs of $329,933 that are being amortized over the term of the loan.

As of February 19, 2003, the Company plans to replace its existing $25 million line of credit with a new line of credit. The Company has a commitment to obtain a two-year, $75 million revolving line of credit that may be amended to allow the line of credit to be increased by $50 million. Eleven Properties with an aggregate cost of $115.2 million are expected to be mortgaged to secure the $75 million revolving line of credit. This credit facility will require payment of interest only at LIBOR plus a premium until maturity and has several covenants typically found in revolving loan facilities, including covenants to maintain a minimum net worth and minimum collateral value. The Company may use the revolving line of credit to fund acquisitions, pay fees and fund working capital for general business purposes. Periodically, the Company expects to repay amounts drawn under the revolving line of credit with proceeds received from equity offerings, permanent financing, the sale of assets or working capital. In connection with the new revolving line of credit, the Company has incurred $211,640 in loan fees and costs as of December 31, 2002.

Contractual Obligations & Commitments

The following table represents the Company's contractual cash obligations and related payment periods as of December 31, 2002:

Contractual Cash Obligations	Less than 1 Year	2-3 Years	4-5 Years	Thereafter	Total
Mortgages payable	$ 12,896,864	$ 338,599	$ 32,091,214	$ —	$ 45,326,677
Refundable tenant security deposits	—	—	—	4,866,973	4,866,973
Total Contractual Cash Obligations	$ 12,896,864	$ 338,599	$ 32,091,214	$ 4,866,973	$ 50,193,650

The following table represents the Company's commitments, contingencies and guarantees and related expiration periods as of December 31, 2002:

Commitments, Contingencies and Guarantees	Less than 1 Year	2-3 Years	4-5 Years	Thereafter	Total
Guarantee of unsecured promissory note of unconsolidated subsidiary	$ —	$ 2,583,333	$ —	$ —	$ 2,583,333
Earnout provisions (1)	—	11,834,233	—	—	11,834,233
Pending investments (2)	298,700,000	—	—	—	298,700,000
Total Commitments, Contingencies and Guarantees	$ 298,700,000	$ 14,417,566	$ —	$ —	$ 313,117,566

(1) In connection with the acquisition of five Properties, the Company may be required to make additional payments (the "Earnout Amount") if certain earnout provisions are achieved by the earnout date for each Property. The calculation of the Earnout Amount generally considers the net operating income for the Property, the Company's initial investment in the Property and the fair value of the Property. In the event an Earnout Amount is due, the lease will be amended and annual minimum rent will increase accordingly.

(2) See "Pending Investments" section for a description of Properties for which the Company had commitments to acquire as of December 31, 2002.

Market Risk

All the Company's mortgage loans payable at December 31, 2002, were subject to variable interest rates, adjusted monthly or quarterly, as described in the "Borrowings" section. Therefore, the Company is exposed to market changes in interest rates. To mitigate interest rate risk, the Company can pay down the mortgages with offering proceeds should interest rates rise substantially.

The Company has mitigated its exposure to variable interest rates on its commercial paper loan by providing fluctuating lease payments under the leases for the Properties securing the loan as a result of changes in periodic interest rates due under the commercial paper loan. The loan is funded from proceeds received from the sale of 30-day commercial paper. The commercial paper is re-marketed every 30 days upon maturity. The Company has mitigated its exposure to liquidity risk by obtaining a liquidity facility that guarantees proceeds in the event that the marketing effort is unsuccessful.

The Company may also be subjected to interest rate risk through outstanding balances on its variable rate line of credit. The Company may mitigate this risk by paying down its line of credit from offering proceeds should interest rates rise substantially. There were no amounts outstanding on the variable rate line of credit at December 31, 2002.

Management estimates that a one-percentage point increase in interest rates for the year ended December 31, 2002, would have resulted in additional interest costs of approximately $263,612. This sensitivity analysis contains certain simplifying assumptions (for example, it does not consider the impact of changes in prepayment risk or credit spread risk). Therefore, although it gives an indication of the Company's exposure to interest rate change, it is not intended to predict future results and the Company's actual results will likely vary.

Pending Investments

As of February 19, 2003, the Company had commitments to acquire 12 additional Properties located in eight states. The anticipated aggregate purchase price is approximately $298.7 million, and the acquisition of each Property is subject to the fulfillment of certain conditions. The Company plans to assume permanent financing of approximately $20.6 million in connection with the acquisition of two Properties and to secure up to $75 million in a revolving line of credit for the acquisition of nine of these Properties. In addition, the Company anticipates that it will assume obligations of approximately $88.8 million in non-interest bearing bonds payable to certain residents of two of the Properties. In regard to nine of the 12 proposed Properties for which the Company has entered into initial commitments to acquire as of February 19, 2003, it is expected that until the sale of the Marriott Senior Living Services, Inc.'s stock to Sunrise Assisted Living, Inc. is completed, Marriott Senior Living Services, Inc. will operate these Properties. It is expected that Sunrise Assisted Living, Inc. or Erickson Retirement Communities, LLC will operate the remaining three proposed Properties. There can be no assurance that these transactions will be consummated.

Cash & Cash Equivalents

Until Properties are acquired or Mortgage Loans or Secured Equipment Leases are entered into, net offering proceeds are held in short-term (defined as investments with a maturity of three months or less), highly liquid investments, which management believes to have appropriate safety of principal. This investment strategy provides high liquidity in order to facilitate the Company's use of these funds to acquire Properties at such time as Properties suitable for acquisition are located or to fund Mortgage Loans or Secured Equipment Leases. At December 31, 2002, the Company had $40,799,871 invested in such short-term investments as compared to $26,721,107 at December 31, 2001. The increase in the amount invested in short-term investments was primarily attributable to subscription proceeds received from the sale of shares during the year ended December 31, 2002, partially offset by the purchase of 33 Properties. The funds remaining at December 31, 2002, along with additional funds expected to be received from the sale of shares, will be used primarily to purchase additional Properties, to make Mortgage Loans or Secured Equipment Leases, to pay offering expenses and acquisition expenses, to pay distributions to stockholders, to meet other Company expenses and, in management's discretion, to create cash reserves.

Notes & Other Receivables

The Company's notes and other receivables balance increased from $180,163 at December 31, 2001, to $3,192,203 as of December 31, 2002. The increase was primarily due to a $2,000,000 loan to an affiliate of one of the Company's lessees related to the anticipated acquisition of two additional Properties. As of December 31, 2002, the Company had an initial commitment to purchase two additional Properties located in Maryland for approximately $22,600,000. In connection with this anticipated purchase, the Company loaned the seller $2,000,000 to pay off debt at a discounted amount, making the purchase of the Properties economically viable. The note bears interest at 15% per annum and matures March 31, 2003. As security for this note, the seller has pledged a membership interest in its company. Additionally, certain members of the seller's company guaranteed the note.

Other amounts included in the Company's accounts receivable balance as of December 31, 2002 and 2001, include normal operating receivables such as rent payments due under the Company's long-term lease agreements and other receivables. As of February 19, 2003, management believes the receivable balance as of December 31, 2002, is fully collectible.

Liquidity Requirements

During the years ended December 31, 2002, 2001 and 2000, the Company generated cash from operating activities (which includes cash received from its tenants and interest, less cash paid for operating expenses) of $16,784,763, $2,173,379 and $1,096,019, respectively. For the years ended December 31, 2002, 2001 and 2000, cash from operating activities includes security deposits of $3,502,987, $810,030 and $553,956, respectively, which were received from the Company's tenants. Management expects the Company to meet its short-term liquidity requirements, other than for offering expenses, the acquisition and development of Properties, and the investment in Mortgage Loans and Secured Equipment Leases, through cash flow provided by operating activities. Management believes that cash flow provided by operating activities will be sufficient to fund normal recurring operating expenses, regular debt service requirements and distributions to stockholders. To the extent that the Company's cash flow provided by operating activities is not sufficient to meet such short-term liquidity requirements as a result, for example, of unforeseen expenses due to the tenants defaulting under the terms of their lease agreements, the Company will use borrowings under its proposed revolving line of credit. Management expects the Company to meet its other short-term liquidity requirements, including payment of offering expenses, the acquisition and development of Properties, and the investment in Mortgage Loans and Secured Equipment Leases, with proceeds from its offerings, advances under its proposed revolving line of credit and permanent financing. Management expects the Company to meet its long-term liquidity requirements through short- or long-term, unsecured or secured debt financing or equity financing.

An FF&E reserve fund has been established in accordance with substantially all the lease agreements. In accordance with such agreements, the tenants deposit funds into restricted FF&E reserve accounts and periodically use these funds to cover the cost of the replacement, renewal and additions to FF&E. With respect to the Properties subject to operating leases, generally all funds in the FF&E reserve, all interest earned on the funds and all property purchased with funds from the FF&E reserve are and will remain the property of the Company. However, six Properties subject to operating leases include FF&E reserve accounts, which will be held by each tenant until the end of the lease term at which time all property purchased with funds from the FF&E reserve accounts will become the property of the Company. The Properties subject to direct financing leases include FF&E reserve accounts that are held by each tenant. All property purchased with funds from the FF&E accounts will remain the property of the tenants. In the event that the FF&E reserve is not sufficient to maintain the Property in good working condition and repair, the Company may make fixed asset expenditures, in which case annual rent will be increased. For the years ended December 31, 2002, 2001 and 2000, revenue relating to the FF&E reserve totaled $153,454, $39,199 and $19,672, respectively. Due to the fact that the Properties are leased on a long-term, triple-net basis, meaning the tenants are required to pay repairs and maintenance, property taxes, insurance and utilities, management does not believe that other working capital reserves are necessary at this time. However, management may maintain additional cash required to meet the Company's working capital needs.

Management believes that its Properties are adequately covered by insurance. In addition, the Advisor has obtained contingent liability and property coverage for the Company. This insurance policy is intended to reduce the Company's exposure in the event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the Property.

Distributions

The Company declared and paid distributions to its stockholders totaling $14,379,477, $1,507,322 and $502,078 during the years ended December 31, 2002, 2001 and 2000, respectively. In addition, on January 1, 2003 and February 1, 2003, the Company declared distributions of $0.0589 per share of common stock to stockholders of record as of each respective date. These distributions are payable by March 31, 2003.

For the years ended December 31, 2002, 2001 and 2000, approximately 65%, 65% and 54%, respectively, of the distributions received by stockholders were considered to be ordinary income and approximately 35%, 35% and 46%, respectively, were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2002, 2001 and 2000, were required to be or have been treated by the Company as return of capital for purposes of calculating the stockholders' return on their invested capital. The Company intends to continue to make distributions of cash available for such purpose to the stockholders on a monthly basis, payable monthly or quarterly.

Related Party Transactions

Certain directors and officers of the Company hold similar positions with the Advisor and the managing dealer of the Company's public offerings, CNL Securities Corp. These affiliates receive fees and compensation in connection with the offerings, and the acquisition, management and sale of the assets of the Company.

CNL Securities Corp. receives commissions amounting to 7.5% of the total amount raised from the sale of shares for services in connection with the offerings, a substantial portion of which has been or will be paid as commissions to other broker-dealers. During the years ended December 31, 2002, 2001 and 2000, the Company incurred $27,835,104, $4,463,981 and $486,846, respectively, of which $26,341,693, $4,175,827 and $437,940, respectively, was or will be paid by CNL Securities Corp. as commissions to other broker-dealers.

In addition, CNL Securities Corp. receives a marketing support fee equal to 0.5% of the total amount raised from the sale of shares, all or a portion of which may be reallowed to other broker-dealers. During the years ended December 31, 2002, 2001 and 2000, the Company incurred $1,855,674, $297,599 and $32,456, respectively, the majority of which was or will be reallowed to other broker-dealers.

CNL Securities Corp. will also receive, in connection with the 2000 offering, a soliciting dealer servicing fee payable annually by the Company beginning on December 31, 2003, in the amount equal to 0.20% of the aggregate investment of stockholders who purchased shares in the 2000 offering. CNL Securities Corp. in turn may reallow all or a portion of such fees to soliciting dealers whose clients hold shares on such date. As of December 31, 2002, no such fees had been incurred.

The Advisor receives acquisition fees for services in identifying Properties and structuring the terms of the Company's leases and Mortgage Loans equal to 4.5% of the gross proceeds of the offering and loan proceeds from permanent financing, excluding that portion of the permanent financing used to finance Secured Equipment Leases. In addition, if there is a Listing, the Company will receive an acquisition fee of 4.5% of amounts outstanding on a line of credit, if any, at the time of Listing. During the years ended December 31, 2002, 2001 and 2000, the Company incurred $18,736,538, $2,676,430 and $292,108, respectively, of such fees. These fees are included in other assets prior to being allocated to individual Properties.

The Company and the Advisor have entered into an advisory agreement pursuant to which the Advisor receives a monthly asset management fee of one-twelfth of 0.60% of the Company's real estate asset value and the outstanding principal balance of any Mortgage Loan as of the end of the preceding month. During the years ended December 31, 2002, 2001 and 2000, the Company incurred $770,756, $93,219 and $55,396, respectively, of such fees.

During the years ended December 31, 2002, 2001 and 2000, affiliates incurred on behalf of the Company $5,613,049, $1,626,405, and $387,704, respectively, for certain offering expenses and due diligence expense reimbursements. In addition, during the years ended December 31, 2002 and 2001, affiliates incurred on behalf of the Company $451,238 and $353,852, respectively, for certain acquisition expenses and $565,013 and $206,211, respectively, for certain operating expenses. As of December 31, 2002 and 2001, the Company owed affiliates $347,786 and $1,772,807, respectively, for such amounts and unpaid fees and administrative expenses. Offering expenses paid by the Company together with selling commissions, the marketing support fee and due diligence expense reimbursements incurred by the Company will not exceed 13% of the proceeds raised in connection with the 2002 Offering.

The Company incurs operating expenses relating to its administration. Pursuant to the advisory agreement, the Advisor is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of 2% of average invested assets or 25% of net income (the "Expense Cap").

During the Expense Years ended June 30, 2001 and June 30, 2000, operating expenses exceeded the Expense Cap by $145,015 and $213,886, respectively; therefore, the Advisor reimbursed the Company such amounts in accordance with the advisory agreement. The Company's operating expenses did not exceed the Expense Cap in any other Expense Years during the years ended December 31, 2002, 2001 and 2000.

CNL Capital Corp., an affiliate of the Advisor, is a non-voting Class C member of Century Capital Markets, LLC ("CCM"). CCM made the arrangements for the $23,520,000 commercial paper loan described in Note 7 to the Notes to Consolidated Financial Statements of the Company included in this Annual Report. CCM was paid a 2% structuring fee ($470,400), which was recorded as deferred loan costs and is being amortized over the term of the loan. In addition, the monthly interest payment due under the commercial paper loan includes a margin of 30 basis points payable to CCM for the monthly services it provides related to the administration of the commercial paper loan.

The Company maintains bank accounts in a bank in which certain officers and directors of the Company serve as directors, and in which an affiliate of the Advisor and certain executive officers of the Company are stockholders. The amounts deposited with this bank were $5,740,852 and $3,000,000 at December 31, 2002 and 2001, respectively.

On May 30, 2002, the Company acquired a 10% interest in a limited partnership, CNL Plaza, Ltd., that owns an office building located in Orlando, Florida, in which the Advisor and its affiliates lease office space. The remaining interest in the limited partnership is owned by several affiliates of the Advisor. During the year ended December 31, 2002, the Company received $190,922 in distributions from the partnership.

Other

Management is not aware of any material trends, favorable or unfavorable, in either capital resources or the outlook for long-term cash generation, nor does management expect any material changes in the availability and relative cost of such capital resources. Management expects that the cash to be generated from operations will be adequate to pay operating expenses and to make distributions to stockholders.

Critical Accounting Policies

The Company's leases are accounted for under the provisions of Statement of Accounting Standard No. 13, "Accounting for Leases" ("FAS 13"), and have been accounted for as either operating leases or direct financing leases. FAS 13 requires management to estimate the economic life of the leased property, the residual value of the leased property and the present value of minimum lease payments to be received from the tenant. In addition, management assumes that all payments to be received under its leases are collectible. Changes in management's estimates or assumption regarding collectibility of lease payments could result in a change in accounting for the lease at the inception of the lease.

Acquisition fees and miscellaneous acquisition costs that are directly identifiable with Properties that are probable of being acquired are capitalized and included in other assets. Upon purchase of a Property, the fees and costs directly identifiable with that Property are reclassified to land, building and equipment. In the event a Property is not acquired or no longer is expected to be acquired, costs directly related to the Property will be charged to expense.

Results of Operations

Comparison of the year ended December 31, 2002, to the year ended December 31, 2001

Net earnings for the year ended December 31, 2002, totaled $11,371,856 or $0.52 per share of common stock. This compares to net earnings of $915,965 or $0.38 per share of common stock for the corresponding period in 2001. This increase in net earnings and net earnings per share is the result of the various factors described below.

As of December 31, 2002 and 2001, the Company owned 37 Properties, including one Property currently under development, and three Properties, respectively. The Company has entered into long-term, triple-net lease agreements relating to 36 and three of these Properties in 2002 and 2001, respectively. The leases provide for minimum annual base rent generally payable in monthly installments. The leases also require minimum annual base rents to increase at predetermined intervals during the lease term. In addition to annual base rent, substantially all of the leases require the payment of contingent rent computed as a percentage of gross revenues of the Property above specified thresholds.

For the years ended December 31, 2002 and 2001, the Company earned $16,777,611 and $1,725,018, respectively, in rental income from its Properties under operating leases and earned income from its Properties subject to direct financing leases. The Company also earned $153,454 and $39,199 in FF&E

reserve income during the years ended December 31, 2002 and 2001, respectively. The increase in rental and FF&E reserve income was due to the Company owning 36 Properties subject to lease agreements during the year ended December 31, 2002, as compared to three Properties during the year ended December 31, 2001. Because the majority of the Properties were owned for only a portion of 2002 and additional Property acquisitions are expected to occur, results of operations are not expected to be indicative of future periods and rental income from operating leases, earned income from direct financing leases and FF&E reserve income are expected to increase in subsequent periods.

Of the 36 Properties subject to lease agreements, 35 of these Properties are leased to affiliates or wholly owned subsidiaries of ARC, HRA Management Corporation or Prime Care Properties, LLC and contributed 95.6% of Company's total rental income during the year ended December 31, 2002. Six of these Properties are operated under the ARC brand and 29 Properties are operated by Marriott Senior Living Services, Inc., a subsidiary of Marriott International, Inc. To mitigate credit risk, certain leases are combined into portfolios that contain Cross-Default and Pooling terms. For certain Properties, the Company has also required security deposits, guarantees from the tenant's parent company or additional cash reserve accounts to be held at the tenant level. Although the Company acquires Properties located in various states and regions and carefully screens its tenants in order to reduce risks of default, failure of these lessees, their guarantors or the ARC or Marriott brand chains would significantly impact the results of operations of the Company. It is expected that the percentage of total rental income contributed by these lessees will decrease as additional Properties are acquired and leased to diversified tenants during subsequent periods.

During the years ended December 31, 2002 and 2001, the Company also earned $1,913,205 and $135,402, respectively, in interest income from investments in money market accounts and other short-term, highly liquid investments. Interest income increased during the year ended December 31, 2002, as compared to the year ended December 31, 2001, due to the Company having a larger amount of offering proceeds temporarily invested pending the acquisition of Properties. As net offering proceeds are used to invest in Properties and make Mortgage Loans, the percentage of the Company's total revenues earned from interest income from investments in money market accounts or other short-term, highly liquid investments is expected to decrease. Included in interest income for the year ended December 31, 2002, was approximately $191,200 in interest income related to notes receivable.

Operating expenses, including interest expense and depreciation and amortization expense, were $7,052,564 and $983,654 for the years ended December 31, 2002 and 2001, respectively (37.4% and 51.8%, respectively, of total revenues). The increase in operating expenses during the year ended December 31, 2002, as compared to 2001, was the result of the Company owning and overseeing 37 Properties during 2002 compared to the three Properties in 2001. Additionally, interest expense increased from $105,056 for the year ended December 31, 2001, to $1,408,611 for the year ended December 31, 2002, as a result of the Company entering into additional borrowing in 2002.

Pursuant to the advisory agreement, the Advisor is required to reimburse the Company the amount by which total operating expenses paid or incurred by the Company exceed in any four consecutive quarters the Expense Cap. During the four quarters ended June 30, 2001, the Company's operating expenses totaled $439,456, exceeding the Expense Cap by $145,015; therefore the Advisor has reimbursed the Company such amount in accordance with the advisory agreement. The Company's operating expenses did not exceed the Expense Cap for any other Expense Years during the years ended December 31, 2002 and 2001.

The dollar amount of operating expenses is expected to increase as the Company acquires additional Properties and invests in Mortgage Loans. However, general operating and administrative expenses as a percentage of total revenues is expected to decrease as the Company acquires additional Properties and invests in Mortgage Loans.

In May 2002, a joint venture in which the Company owned a 76.75% equity interest, purchased five Properties. The 23.25% minority interest in this joint venture was held by Marriott Senior Living Services, Inc. until December 20, 2002, when the Company purchased the 23.25% minority interest. Prior to December 20, 2002, each joint venture partner shared in the costs and benefits of the joint venture in proportion to its percentage equity interest. The minority interest in earnings of the consolidated joint venture was $433,012 for the year ended December 31, 2002.

Comparison of the year ended December 31, 2001 to the year ended December 31, 2000

As of December 31, 2001 and 2000, the Company owned three Properties and one Property, respectively, consisting of land, buildings and equipment and had entered into long-term, triple-net lease agreements relating to these Properties. The Property leases provide for minimum annual base rent ranging from approximately $991,000 to $1,350,000, which is generally payable in monthly installments. In addition, the leases provide that the annual base rent required under the terms of the leases will increase at predetermined intervals. In addition to annual base rent, tenants pay contingent rent computed as a percentage of gross sales of the Property. The Company's lease for the Property located in Orland Park, Illinois (the "Orland Park Property") also required the establishment of an FF&E reserve. The FF&E reserve established for the Orland Park Property has been reported as additional rent for the years ended December 31, 2001 and 2000.

During the years ended December 31, 2001 and 2000, the Company earned rental income from operating leases and FF&E reserve revenue of $1,764,217 and $981,672, respectively. The increase in rental income and FF&E reserve income was due to the Company owning three Properties during the year ended December 31, 2001, as compared to one Property during the year ended December 31, 2000. In addition, the Orland Park Property was owned for only a portion of 2000 and a full year in 2001.

During the years ended December 31, 2001 and 2000, the Company earned $135,402 and $103,058, respectively, in interest income from investments in money market accounts and other short-term highly liquid investments and other income. The increase in interest income was primarily attributable to an increase in the dollar amount invested in short-term liquid investments and the period of time the funds were invested as compared to 2000.

Operating expenses, including interest expense and depreciation and amortization expense, were $983,654 and $859,952 for the years ended December 31, 2001 and 2000, respectively. The increase in operating expenses during the year ended December 31, 2001, as compared to 2000, was partially the result of the Company owning three Properties during 2001 compared to one Property in 2000. Additionally, general operating and administrative expenses increased as a result of Company growth. Interest expense decreased from $367,374 for the year ended December 31, 2000, to $105,056 for the year ended December 31, 2001. The decrease in interest expense was a result of the Company repaying the amounts outstanding under its line of credit during the year ended December 31, 2001.

Pursuant to the advisory agreement, the Advisor is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed the Expense Cap. During the Expense Years ended June 30, 2001 and 2000, the Company's operating expenses totaled $439,456 and $287,084, respectively, exceeding the Expense Cap by $145,015 and $213,886, respectively; therefore, the Advisor has reimbursed the Company such amounts in accordance with the advisory agreement. The Company's operating expenses did not exceed the Expense Cap in any other Expense Years during the years ended December 31, 2001 and 2000.

New Accounting Standards

In April 2002, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement related to the rescission of FASB Statement No. 4 are applicable in fiscal years beginning after May 15, 2002. The provisions of this statement related to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of this statement are effective for financial statements issued on or after May 15, 2002. The provisions of this statement are not expected to have a significant impact on the financial position or results of operations of the Company.

In July 2002, the FASB issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment for an exit or disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. The statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this statement is not expected to have a significant impact on the financial position or results of operations of the Company.

In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company's previous accounting for guarantees issued prior to January 1, 2003 are not required to be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45.

In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" to expand upon and strengthen existing accounting guidance that addresses when a company should include the assets, liabilities and activities of another entity in its financial statements. To improve financial reporting by companies involved with variable interest entities (more commonly referred to as special-purpose entities or off-balance sheet structures), FIN 46 requires that a variable interest entity be considered by a company if that company is subject to a majority risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Prior to FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Consolidation of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to older entities in the first fiscal year or interim period beginning after June 15, 2003. As of December 31, 2002, the Company did not have any entities that would be characterized as variable interest entities under FIN 46.

Other

The Company has made an election under Internal Revenue Code Section 856(c)(1), to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and related regulations. As a REIT, for federal income tax purposes, the Company generally will not be subject to federal income tax on income that it distributes to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost. Such an event could materially affect the Company's net earnings. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT for the years ended December 31, 2002, 2001 and 2000. In addition, the Company intends to continue to operate the Company so as to remain qualified as a REIT for federal income tax purposes.

The Company's current leases are, and it is anticipated that future leases will be, triple-net leases and contain provisions that management believes will mitigate the effect of inflation. Such provisions will include clauses requiring the payment of percentage rent based on certain gross sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in gross sales volumes due to inflation and real estate sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Company's Properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the Properties and on potential capital appreciation of the Properties.

Management of the Company currently knows of no trends that will have a material adverse effect on liquidity, capital resources or results of operations.

The preceding information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are generally characterized by the use of terms such as "believe," "expect" and "may." Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: changes in general economic conditions, changes in real estate conditions, availability of capital from borrowings under the Company's line of credit, continued availability of proceeds from the Company's offerings, the ability of the Company to obtain additional permanent financing on satisfactory terms, the ability of the Company to continue to identify suitable investments, the ability of the Company to continue to locate suitable tenants for its Properties and borrowers for its Mortgage Loans and Secured Equipment Leases, and the ability of such tenants and borrowers to make payments under their respective leases, Mortgage Loans or Secured Equipment Leases. Given these uncertainties, readers are cautioned not to place undue reliance on such statements.

Report of Independent Directors

As Independent Directors of CNL Retirement Properties, Inc. (the "Company"), we have reviewed the policies being followed by the Company and believe they are in the best interest of its stockholders. The basis for this conclusion is outlined below in the analysis of the policies in place.

The Company has developed a system of policies and procedures designed to enable the objectives of the Company (as outlined in the Company's Articles of Incorporation) to be achieved. These policies cover, among other things, investments in properties, administration and raising capital.

Investment policies include provisions to generally ensure that investments are made in quality properties (sites) occupied by experienced operators of selected national and regional health care facilities. The policies related to sites include requirements for (i) independent appraisals of each property, (ii) physical site inspection and review by a qualified associate of CNL Retirement Corp., the Advisor, (iii) an environmental assessment and (iv) site evaluation and analysis regarding relevant real property and financial factors, area demographics and other necessary information and data. Site policies also include title examination and review of surveys. The titles to properties purchased by the Company will be insured by appropriate title insurance policies and/or abstract opinions consistent with normal practices in the jurisdictions in which the properties are located.

Policies related to acceptable operators concentrate on an evaluation of the operations of retirement facilities, the number of retirement facilities operated, the relationship of average revenue per available unit (or bed) to the average capital cost per unit (or bed) for each health care facility operated, the relative competitive position among the same types of seniors' housing facilities offering similar services, market penetration, the relative financial success of the operator in the geographic area in which the property is located, overall historical financial performance of the operator, and the management capability of the operator.

In addition, the Company has established policies related to acceptable lease terms and structures. These policies are designed to reduce investment risks.

We have reviewed the annual report and transactions with affiliates as outlined in Note 11 to the Consolidated Financial Statements and in our opinion, the affiliate transactions are fair and reasonable to the Company and its stockholders and the terms of such transactions are at least as favorable as the terms of any comparable transactions made on an arm's-length basis.

Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders
CNL Retirement Properties, Inc.

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of earnings, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CNL Retirement Properties, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Orlando, Florida
February 19, 2003

Consolidated Financial Statements

CNL RETIREMENT PROPERTIES, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
ASSETS		
Investment Properties:		
Accounted for using the operating method, net	$ 272,483,664	$ 35,232,568
Accounted for using the direct financing method	115,783,256	—
Cash and cash equivalents	40,799,871	26,721,107
Restricted cash	1,684,684	35,109
Notes and other receivables	3,192,203	180,163
Investment in unconsolidated subsidiary	154,148	—
Loan costs, less accumulated amortization of $88,650 and $18,981	1,220,108	36,936
Accrued rental income	1,472,458	97,793
Other assets	4,975,061	2,143,213
	$ 441,765,453	$ 64,446,889
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Mortgages payable	$ 45,326,677	$ —
Due to related parties	347,786	1,772,807
Accounts payable and accrued expenses	1,337,296	294,839
Security deposits	4,866,973	1,363,986
Rent paid in advance	91,432	105,215
Total liabilities	51,970,164	3,536,847
Minority interest	265	—
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, without par value. Authorized and unissued 3,000,000 shares	—	—
Excess shares, $.01 par value per share. Authorized and unissued 103,000,000 shares	—	—
Common stock, $.01 par value per share. Authorized 100,000,000 shares, issued 44,254,603 and 7,141,131 shares, respectively, outstanding 44,210,566 and 7,134,400 shares, respectively	442,106	71,344
Capital in excess of par value	393,307,990	61,786,149
Accumulated distributions in excess of net earnings	(3,955,072)	(947,451)
Total stockholders' equity	389,795,024	60,910,042
	$ 441,765,453	$ 64,446,889

See accompanying notes to consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31,		
	2002	2001	2000
Revenues:			
Rental income from operating leases	$ 13,257,739	$ 1,725,018	$ 962,000
Earned income from direct financing leases	3,519,872	—	—
Contingent rent	7,758	—	—
FF&E reserve income	153,454	39,199	19,672
Interest and other income	1,913,205	135,402	103,058
	18,852,028	1,899,619	1,084,730
Expenses:			
Interest	1,408,611	105,056	367,374
General operating and administrative	1,388,706	395,268	340,086
Property expenses	23,212	—	—
Asset management fees to related party	770,756	93,219	55,396
Reimbursement of operating expenses from related party	—	(145,015)	(213,886)
Depreciation and amortization	3,461,279	535,126	310,982
	7,052,564	983,654	859,952
Earnings Before Equity in Earnings of Unconsolidated Subsidiary and Minority Interest in Earnings of Consolidated Joint Ventures	11,799,464	915,965	224,778
Equity in Earnings of Unconsolidated Subsidiary	5,404	—	—
Minority Interest in Earnings of Consolidated Joint Ventures	(433,012)	—	—
Net Earnings	$ 11,371,856	$ 915,965	$ 224,778
Net Earnings Per Share of Common Stock (Basic and Diluted)	$ 0.52	$ 0.38	$ 0.27
Weighted Average Number of Shares of Common Stock Outstanding (Basic and Diluted)	22,034,955	2,391,072	845,833

See accompanying notes to consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 & 2000

	Common stock		Capital in	Accumulated distributions in	
	Number of shares	Par value	excess of par value	excess of net earnings	Total
Balance at December 31, 1999	540,028	$ 5,400	$ 3,365,531	$ (78,794)	$ 3,292,137
Subscriptions received for common stock through public offerings and reinvestment plan	625,628	6,256	6,250,054	—	6,256,310
Subscriptions released from escrow	23,500	235	234,765	—	235,000
Retirement of common stock	(3,316)	(33)	(30,475)	—	(30,508)
Stock issuance costs	—	—	(1,027,216)	—	(1,027,216)
Adjustment to previously accrued stock issuance costs	—	—	755,125	—	755,125
Net earnings	—	—	—	224,778	224,778
Distributions declared and paid ($0.5785 per share)	—	—	—	(502,078)	(502,078)
Balance at December 31, 2000	1,185,840	11,858	9,547,784	(356,094)	9,203,548
Subscriptions received for common stockthrough public offering and reinvestment plan	5,951,975	59,520	59,460,231	—	59,519,751
Retirement of common stock	(3,415)	(34)	(31,386)	—	(31,420)
Stock issuance costs	—	—	(7,190,480)	—	(7,190,480)
Net earnings	—	—	—	915,965	915,965
Distributions declared and paid ($0.6996 per share)	—	—	—	(1,507,322)	(1,507,322)
Balance at December 31, 2001	7,134,400	71,344	61,786,149	(947,451)	60,910,042
Subscriptions received for common stock through public offering and reinvestment plan	37,113,472	371,135	370,763,581	—	371,134,716
Retirement of common stock	(37,306)	(373)	(342,839)	—	(343,212)
Stock issuance costs	—	—	(38,898,901)	—	(38,898,901)
Net earnings	—	—	—	11,371,856	11,371,856
Distributions declared and paid ($0.7002 per share)	—	—	—	(14,379,477)	(14,379,477)
Balance at December 31, 2002	44,210,566	$ 442,106	$ 393,307,990	$ (3,955,072)	$ 389,795,024

See accompanying notes to consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
Increase (decrease) in cash and cash equivalents:			
Operating activities:			
Net earnings	$ 11,371,856	$ 915,965	$ 224,778
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	3,321,572	523,943	303,184
Amortization	139,707	11,183	7,798
Changes in operating assets and liabilities:			
Receivables	(827,287)	(177,691)	(2,472)
Accrued rental income	(1,374,665)	(76,665)	(21,128)
Other assets	(36,107)	(5,737)	1,798
Interest payable	114,801	(11,045)	11,045
Accounts payable and other accrued expenses	484,199	45,469	(14,173)
Due to related parties	(331,794)	34,060	29,885
Security deposits	3,502,987	810,030	553,956
Rent paid in advance	(13,783)	103,867	1,348
Minority interest in income	433,277	—	—
Net cash provided by operating activities	16,784,763	2,173,379	1,096,019
Investing activities:			
Additions to land, buildings and equipment on operating leases	(219,929,327)	(20,269,138)	(13,848,900)
Investment in direct financing leases	(109,720,000)	—	—
Purchase of minority interest	(8,500,000)	—	—
Investment in notes receivable	(2,000,000)	—	—
Investment in unconsolidated subsidiary	(350,364)	—	—
Distributions received from unconsolidated subsidiary	190,922	—	—
Payment of acquisition costs	(16,131,759)	(2,644,534)	(562,491)
Increase in restricted cash	(1,649,575)	(17,797)	(17,312)
Net cash used in investing activities	(358,090,103)	(22,931,469)	(14,428,703)
Financing activities:			
Proceeds from borrowings on mortgages payable	32,620,000	—	—
Principal payments on mortgages payable	(267,720)	—	—
Payment of loan costs	(1,308,758)	—	(55,917)
Proceeds from line of credit	—	—	8,100,000
Repayment of borrowings on line of credit	—	(3,795,000)	(4,305,000)
Subscriptions received from stockholders	371,134,716	59,519,751	6,491,310
Distributions to stockholders	(14,379,477)	(1,507,322)	(502,078)
Retirement of common stock	(173,839)	(13,020)	(30,508)
Payment of stock issuance costs	(40,231,933)	(6,903,096)	(931,461)
Contributions by minority interest	8,500,000	—	—
Distributions to minority interest	(508,885)	—	—
Net cash provided by financing activities	355,384,104	47,301,313	8,766,346
Net increase (decrease) in cash and cash equivalents	14,078,764	26,543,223	(4,566,338)
Cash and cash equivalents at beginning of year	26,721,107	177,884	4,744,222
Cash and cash equivalents at end of year	$ 40,799,871	$ 26,721,107	$ 177,884

See accompanying notes to consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

	Year Ended December 31, 2002	2001	2000
Supplemental schedule of non-cash investing and financing activities:			
Amounts incurred by the Company and paid by related parties on behalf of the Company and its subsidiaries were as follows:			
Acquisition costs	$ 451,238	$ 353,852	$ 112,961
Stock issuance costs	5,613,049	1,626,405	387,704
	$ 6,064,287	$ 1,980,257	$ 500,665
Adjustment to previously accrued stock issuance costs	$ —	$ —	$ 755,125
Mortgage assumed on property purchase	$ 12,974,397	$ —	$ —
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 1,293,810	$ 116,101	$ 356,329

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 & 2000

1. Significant Accounting Policies:

Organization and Nature of Business

CNL Retirement Properties, Inc. is a corporation, which was organized pursuant to the laws of the State of Maryland on December 22, 1997. CNL Retirement GP Corp. and CNL Retirement LP Corp. are wholly owned subsidiaries of CNL Retirement Properties, Inc., each of which was organized pursuant to the laws of the State of Delaware in December 1999. CNL Retirement GP Corp. and CNL Retirement LP Corp. are the general and limited partners, respectively, of CNL Retirement Partners, LP. CNL Retirement Partners, LP is a Delaware limited partnership formed in December 1999. Properties acquired are generally expected to be held by CNL Retirement Partners, LP or its wholly owned subsidiaries and, as a result, owned by CNL Retirement Properties, Inc. through such entities. Four corporations, which are wholly owned subsidiaries of CNL Retirement Properties, Inc., have been formed to serve as the general partners of various other wholly owned subsidiaries which have been or will be formed for the purpose of acquiring future properties. The term "Company" includes CNL Retirement Properties, Inc. and its subsidiaries, CNL Retirement GP Corp., CNL Retirement LP Corp., CNL Retirement Partners, LP and each of their subsidiaries. The Company operates for federal income tax purposes as a real estate investment trust (a "REIT").

The Company acquires investment properties (the "Property" or "Properties") related to health care and seniors' housing facilities located across the United States. The Properties may include congregate living, assisted living and skilled nursing facilities, continuing care retirement communities and life care communities, and medical office buildings and walk-in clinics. The Company may provide mortgage financing ("Mortgage Loans") in the aggregate principal amount of approximately 5 to 10% of the Company's total assets and may offer furniture, fixture and equipment financing ("Secured Equipment Leases") to operators of retirement and medical Properties. The Company has retained CNL Retirement Corp. (the "Advisor") as its advisor to provide management, acquisition, advisory and administrative services.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNL Retirement Properties, Inc., each of its wholly owned subsidiaries and an entity in which the Company owns a 99% controlling interest. All significant intercompany balances and transactions have been eliminated in consolidation. Interests of unaffiliated third parties are reflected as minority interest for less than 100% owned and majority controlled entities.

Investment in Unconsolidated Subsidiary

The Company owns a 10% interest in a limited partnership that owns an office building located in Orlando, Florida, in which Advisor and its affiliates lease office space. The Company's investment in the partnership is accounted for using the equity method as the Company has significant influence.

Investment Properties & Lease Accounting

Properties are leased on a long-term, triple-net basis to unrelated third parties, whereby the tenants are generally responsible for all operating expenses relating to the Property, including property taxes, insurance, maintenance and repairs. For the years ended December 31, 2002 and 2001, the Company's tenants paid $1,124,997 and $138,159, respectively, in property taxes on behalf of the Company. The leases are accounted for using either the operating or direct financing method.

Operating method. Under the operating method, Properties are recorded at cost. Revenue is recognized as rents are earned and depreciation is charged to operations as incurred. Buildings and equipment are depreciated on the straight-line method over their estimated useful lives of 40 years and three years to seven years, respectively. Income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the Property is placed in service. Accrued rental income is the aggregate difference between scheduled rental payments that vary during the lease term and minimum rental revenue recognized on a straight-line basis.

Direct financing method. For leases accounted for as direct financing leases, future minimum lease payments are recorded as a receivable. The difference between the receivable and the estimated residual values less the cost of the Properties has been recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant rate of return. Investments in direct financing leases are presented net of unamortized unearned income.

When a Property is sold, the related costs and accumulated depreciation, plus any accrued rental income, are removed from the accounts and any gain or loss from sale is reflected in income. Management reviews its Properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the Property, with the carrying cost. If an impairment is indicated, an impairment charge is recorded, reducing the Property to fair value.

FF&E Reserve Income

A furniture, fixtures and equipment ("FF&E") reserve has been established in accordance with substantially all the lease agreements. In accordance with such agreements, the tenants deposit funds into restricted FF&E reserve accounts and periodically use these funds to cover the cost of the replacement, renewal and additions to FF&E. With respect to the Properties subject to operating leases, generally all funds in the FF&E reserve, all interest earned on the funds and all property purchased with funds from the FF&E reserve are and will remain the property of the Company; therefore, the Company recognizes the FF&E reserve payments as income upon receipt. FF&E purchased with FF&E reserve funds that improve or extend the useful lives of the respective Properties are capitalized. All other FF&E costs are reflected in property expenses. Six Properties subject to operating leases include FF&E reserve accounts that will be held by each tenant until the end of the lease term at which time all property purchased with funds from the FF&E reserve accounts will become the property of the Company. The Company has not recognized FF&E reserve income related to these six Properties. The Properties subject to direct financing leases include FF&E reserve accounts that are held by each tenant and all property purchased with funds from the FF&E accounts will remain the property of the tenants. Accordingly, the Company does not recognize FF&E reserve income relating to the direct financing leases. In the event that the FF&E reserve is not sufficient to maintain the Property in good working condition and repair, the Company may make fixed asset expenditures, in which case annual rent will be increased.

Cash & Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

Cash accounts maintained in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Loan Costs

Loan costs are capitalized and are being amortized over the terms of the loans using the straight-line method, which approximates the effective interest method.

Income Taxes

The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and related regulations. The Company generally will not be subject to federal corporate income taxes on amounts distributed to stockholders, providing it distributes at least 90% of its REIT taxable income and meets certain other requirements for qualifying as a REIT. Accordingly, a provision for federal income taxes is not reported in the accompanying consolidated financial statements.

Earnings Per Share

Basic earnings per share is calculated based upon net earnings (income available to common stockholders) divided by the weighted average number of shares of common stock outstanding during the period. As of December 31, 2002, 2001 and 2000, the Company did not have any potentially dilutive common shares.

Reclassifications

Certain items in the prior years' financial statements have been reclassified to conform with the 2002 presentation including a change in presentation of the statement of cash flows from the direct to the indirect method. These reclassifications had no effect on reported equity or net earnings.

Use of Estimates

Management has made estimates and assumptions relating to the reporting of assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

New Accounting Standards

In April 2002, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement related to the rescission of FASB Statement No. 4 are applicable in fiscal years beginning after May 15, 2002. The provisions of this statement related to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of this statement are effective for financial statements issued on or after May 15, 2002. The provisions of this statement are not expected to have a significant impact on the financial position or results of operations of the Company.

In July 2002, the FASB issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment for an exit or disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. The statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this statement is not expected to have a significant impact on the financial position or results of operations of the Company.

In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company's previous accounting for guarantees issued prior to January 1, 2003 are not required to be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45.

In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" to expand upon and strengthen existing accounting guidance that addresses when a company should include the assets, liabilities and activities of another entity in its financial statements. To improve financial reporting by companies involved with variable interest entities (more commonly referred to as special-purpose entities or off-balance sheet structures), FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Prior to FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Consolidation of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to older entities in the first fiscal year or interim period beginning after June 15, 2003. As of December 31, 2002, the Company did not have any entities that would be characterized as variable interest entities under FIN 46.

2. Public Offerings:

On September 18, 2000, the Company completed its initial offering and commenced a subsequent offering of up to 15,500,000 shares of common stock ($155,000,000) (the "2000 Offering"), which included up to 500,000 shares ($5,000,000) available to stockholders who elected to participate in the Company's reinvestment plan. On May 24, 2002, the Company completed its 2000 Offering pursuant to which it received subscription proceeds of $155,000,000 (15,500,000 shares), including $418,670 (41,867 shares) through the reinvestment plan.

Upon the completion of the 2000 Offering, the Company commenced an offering of up to 45,000,000 shares of common stock ($450,000,000) (the "2002 Offering"). Of the 45,000,000 shares of common stock offered, up to 5,000,000 are available to stockholders purchasing shares through the Company's reinvestment plan. The price per share and other terms of the 2002 Offering, including the percentage of gross proceeds payable (i) to the managing dealer for selling commissions and expenses in connection with the offering and (ii) to the Advisor for acquisition fees, are substantially the same as for the Company's 2000 Offering. As of December 31, 2002, the Company had received total subscription proceeds from its initial public offering, the 2000 Offering and the 2002 Offering of $442,346,060 (44,234,603 shares), including $1,208,302 (120,830 shares) through the reinvestment plan.

On October 4, 2002, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission in connection with the proposed sale by the Company of up to 175,000,000 additional shares of common stock ($1,750,000,000) in an offering expected to commence immediately following the completion of the Company's 2002 Offering (the "2003 Offering"). Of the 175,000,000 shares of common stock expected to be offered, up to 25,000,000 are expected to be available to stockholders purchasing shares through the reinvestment plan. The Board of Directors expects to submit, for a vote of the stockholders at the 2003 annual meeting, a proposal to increase the number of authorized shares of common stock of the Company from 100,000,000 to 450,000,000. Until such time, if any, as the stockholders approve an increase in the number of authorized shares of common stock of the Company, the 2003 Offering will be limited to 38,000,000 shares.

3. Investment Properties:

Accounted for Using the Operating Method

As of December 31, 2002, the Company owned 25 Properties that are subject to operating leases and a parcel of land on which a seniors' housing facility is being constructed.

Properties under operating leases consisted of the following at December 31:

	2002	2001
Land	$ 53,311,856	$ 4,649,497
Buildings	210,891,405	29,209,418
Equipment	11,023,964	2,200,780
	275,227,225	36,059,695
Less accumulated depreciation	(4,148,699)	(827,127)
	271,078,526	35,232,568
Construction in progress	1,405,138	—
	$ 272,483,664	$ 35,232,568

Operating leases generally have initial terms of 15 years and provide for minimum and contingent rent. The operating leases generally provide options that allow the lessees to renew the leases from five to 20 successive years subject to the same terms and conditions as the initial leases.

The leases also require minimum annual rents to increase at predetermined intervals during the lease terms. Increases in lease revenue are recognized on a straight-line basis over the terms of the lease commencing on the date the Property was placed in service. For the years ended December 31, 2002, 2001 and 2000, the Company recognized $1,374,665, $76,665 and $21,128, respectively, of the straight-lining of lease revenues over current contractually due amounts. This amount is included in rental income from operating leases in the accompanying consolidated statements of earnings.

Future minimum lease payments due under the noncancellable operating leases at December 31, 2002 are as follows:

2003	$ 24,801,231
2004	25,216,537
2005	25,642,909
2006	26,080,656
2007	27,012,268
Thereafter	362,025,974
	$ 490,779,575

Since the leases are renewable at the option of the tenants, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rents, which may be received on the leases based on a percentage of the tenants' gross sales. The Company defers recognition of percentage rental income until the thresholds requiring such payments in accordance with the lease terms are met.

Accounted for Using the Direct Financing Method

Eleven Properties located in seven states were purchased in 2002 and are subject to long-term leases that have been classified as direct financing leases.

The components of net investment in direct financing leases consisted of the following at December 31, 2002:

Minimum lease payments receivable	$ 626,137,430
Estimated residual values	109,720,000
Less unearned income	(620,074,174)
Net investment in direct financing leases	$ 115,783,256

The direct financing leases have initial terms of 35 years and provide for minimum and contingent rent. The leases contain provisions that allow the lessees to elect to purchase the Properties at the end of the lease terms for the Company's aggregate initial investment amount of $109,720,000 plus adjustments, if any, as defined in the lease agreements. The leases also permit the Company to require the lessees to purchase the Properties at the end of the lease terms for the same amount.

Future minimum lease payments to be received on direct financing leases at December 31, 2002 are as follows:

2003	$ 11,520,600
2004	11,808,615
2005	12,103,830
2006	12,406,426
2007	12,716,587
Thereafter	565,581,372
	$ 626,137,430

The above table does not include any amounts for future rents that may be received on the leases based on a percentage of the tenants' gross sales.

4. Purchase of Minority Interest:

On December 20, 2002, the Company purchased the 23.25% minority interest held by Marriott Senior Living Services, Inc. in a joint venture in which the Company owned the remaining 76.75% equity interest for $8,500,000. In May 2002, the joint venture purchased five Properties that are operated by Marriott Senior Living Services, Inc. Prior to December 20, 2002, each joint venture partner shared in the costs and benefits of the joint venture in proportion to its percentage equity interest. In conjunction with the purchase of the Properties, Marriott International, Inc. and Marriott Senior Living Services, Inc., with certain limitations, jointly and severally guaranteed the tenant's obligation to pay minimum rent to the joint venture under the leases, as described in Note 12. Subsequent to the Company's purchase of the minority interest, Marriott International, Inc. and Marriott Senior Living Services, Inc. remain liable for the remaining guarantee available to pay the tenant's minimum rent obligation under the leases. The remaining guarantee at December 31, 2002 was $5,039,125.

If the purchase of the minority interest had occurred at the inception of the joint venture, net income would have been $11,804,868 or $0.54 per share of common stock. There would have been no effect on revenues as reported.

5. Notes & Other Receivables:

Notes and other receivables include the following at December 31:

	2002	2001
Rental revenues receivable	$ 809,279	$180,163
Notes receivable	2,000,000	—
Other receivables	345,424	—
Accrued interest receivable	37,500	—
	$ 3,192,203	$180,163

Notes receivable is comprised of a loan to an affiliate of one of the Company's lessees related to the anticipated acquisition of additional Properties. As of December 31, 2002, the Company had an initial commitment to purchase two additional Properties for approximately $22,600,000 as described in Note 13. In connection with this anticipated purchase, the Company loaned the seller $2,000,000 to pay off debt at a discounted amount making the purchase of the Properties economically viable. The note bears interest at 15% per annum and matures March 31, 2003. As security for this note, the seller has pledged a membership interest in its company. Additionally, certain members of the seller's company guaranteed the note.

As of February 19, 2003, the rental revenues and other receivables as of December 31, 2002, had been fully collected.

6. Other Assets:

Other assets as of December 31, 2002 and 2001, were $4,975,061 and $2,143,213, respectively, and consisted of miscellaneous prepaid expenses and miscellaneous acquisition costs that will be capitalized to land, buildings and equipment upon the purchase of Properties.

7. Indebtedness:

In February 2002, the Company assumed a mortgage of $12,974,397 that matures on October 2, 2003, in connection with the purchase of a Property. The mortgage bears interest at a floating rate of (i) 350 basis points over the 30-day LIBOR if LIBOR is over 2.6% or (ii) 440 basis points over the 30-day LIBOR if LIBOR is under 2.6% not to exceed 8%. As of December 31, 2002, the interest rate was 5.84%. In accordance with the provisions of the mortgage, the Company has placed $277,821 in escrow, which represents three months of debt service related to the mortgage. This escrow reserve was included in restricted cash at December 31, 2002.

In connection with the purchase of five Properties, the Company borrowed $23,520,000 in June 2002 in the form of a commercial paper backed loan secured by the five Properties. The loan is funded from proceeds received from the sale of 30-day commercial paper. The commercial paper is re-marketed every 30 days upon maturity. The Company has a liquidity facility in place in the event that the re-marketing effort is unsuccessful. The liquidity agent provides a liquidity facility for up to 102% of the outstanding loan balance. Interest is payable monthly with principal due when the commercial paper loan matures on June 6, 2007. The commercial paper loan bears interest at the commercial paper rate as determined by market demand (1.51% as of December 31, 2002) plus a margin of 1.23%, which is inclusive of liquidity fees and administrative costs. As of December 31, 2002, the commercial paper loan interest rate was 2.74%.

On August 8, 2002, the Company entered into a commitment for $11,000,000 of permanent financing secured by a mortgage on a Property. On August 29, 2002, the Company obtained an advance totaling $9,100,000 with a possible future advance in the amount of $1,900,000 subject to certain operating performance thresholds being achieved by this Property prior to February 27, 2004. The loan bears interest at a variable rate based on 90-day LIBOR plus 3.90% per annum, but in no event shall the interest rate be less than 6.50%. As of December 31, 2002, the interest rate was 6.50%. The loan requires monthly principal and interest payments through August 31, 2007, with all unpaid principal and interest due at that time.

The following is a schedule of maturities for all long-term borrowings at December 31, 2002:

2003	$ 12,896,864
2004	163,814
2005	174,785
2006	186,491
2007	31,904,723
Thereafter	—
	$ 45,326,677

8. Redemption of Shares:

The Company has a redemption plan under which the Company may elect to redeem shares, subject to certain conditions and limitations. Under the redemption plan, prior to such time, if any, as listing of the Company's common stock on a national securities exchange or over-the-counter market occurs, any stockholder who has held shares for at least one year may present all or any portion equal to at least 25% of their shares to the Company for redemption in accordance with the procedures outlined in the redemption plan. Upon presentation, the Company may, at its option, redeem the shares, subject to certain conditions and limitations. However, at no time during a 12-month period may the number of shares redeemed by the Company exceed 5% of the number of shares of the Company's outstanding common stock at the beginning of the 12-month period. During the years ended December 31, 2002, 2001 and 2000, 37,306, 3,415 and 3,316 shares, respectively, of common stock were redeemed for $343,212, $31,420 and $30,508, respectively, and retired.

9. Stock Issuance Costs:

The Company has incurred offering expenses, including commissions, marketing support fees, due diligence expense reimbursements, filing fees, and legal, accounting, printing and escrow fees, which have been deducted from the gross proceeds of the offerings. Offering expenses together with selling commissions, marketing support fees and due diligence expense reimbursements will not exceed 13% of the proceeds raised in connection with the 2002 Offering.

During the years ended December 31, 2002, 2001 and 2000, the Company incurred $39,050,685, $7,190,480 and $1,027,216, respectively, in offering costs and due diligence expense reimbursements, including $29,690,777, $4,761,580 and $519,302, respectively, in commissions and marketing support fees. All amounts incurred for the years ended December 31, 2002, 2001 and 2000, have been treated as stock issuance costs and charged to stockholders' equity.

10. Distributions:

For the years ended December 31, 2002, 2001 and 2000, approximately 65%, 65% and 54%, respectively, of the distributions paid to stockholders were ordinary income and approximately 35%, 35% and 46%, respectively, were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to the stockholders for the years ended December 31, 2002, 2001 and 2000, are required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital.

11. Related Party Arrangements:

Certain directors and officers of the Company hold similar positions with the Advisor and the managing dealer of the Company's public offerings, CNL Securities Corp. These affiliates receive fees and compensation in connection with the offerings, and the acquisition, management and sale of the assets of the Company.

CNL Securities Corp. receives commissions amounting to 7.5% of the total amount raised from the sale of shares for services in connection with the offerings, a substantial portion of which has been or will be paid as commissions to other broker-dealers. During the years ended December 31, 2002, 2001 and 2000, the Company incurred $27,835,104, $4,463,981 and $486,846, respectively, of which $26,341,693, $4,175,827 and $437,940, respectively, was or will be paid by CNL Securities Corp. as commissions to other broker-dealers.

In addition, CNL Securities Corp. receives a marketing support fee equal to 0.5% of the total amount raised from the sale of shares, all or a portion of which may be reallowed to other broker-dealers. During the years ended December 31, 2002, 2001 and 2000, the Company incurred $1,855,674, $297,599 and $32,456, respectively, the majority of which was or will be reallowed to other broker-dealers.

CNL Securities Corp. will also receive, in connection with the 2000 Offering, a soliciting dealer servicing fee payable annually by the Company beginning on December 31, 2003, in the amount equal to 0.20% of the aggregate investment of stockholders who purchased shares in the 2000 Offering. CNL Securities Corp. in turn may reallow all or a portion of such fees to soliciting dealers whose clients hold shares on such date. As of December 31, 2002, no such fees had been incurred.

The Advisor receives acquisition fees for services in identifying Properties and structuring the terms of their leases and Mortgage Loans equal to 4.5% of the gross proceeds of the offering and loan proceeds from permanent financing, excluding that portion of the permanent financing used to finance Secured Equipment Leases. In addition, if there is a listing, the Company will receive an acquisition fee of 4.5% of amounts outstanding on a line of credit, if any, at the time of listing the Company's common stock on a national securities exchange or over-the-counter market. During the years ended December 31, 2002, 2001 and 2000, the Company incurred $18,736,538, $2,676,430 and $292,108, respectively, of such fees. These fees are included in other assets prior to being allocated to individual Properties.

The Company and the Advisor have entered into an advisory agreement pursuant to which the Advisor receives a monthly asset management fee of one-twelfth of 0.60% of the Company's real estate asset value and the outstanding principal balance of any Mortgage Loan as of the end of the preceding month. During the years ended December 31, 2002, 2001 and 2000, the Company incurred $770,756, $93,219 and $55,396, respectively, of such fees.

The Company incurs operating expenses relating to its administration. Pursuant to the advisory agreement, the Advisor is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of 2% of average invested assets or 25% of net income (the "Expense Cap"). During the Expense Years ended June 30, 2001 and June 30, 2000, operating expenses exceeded the Expense Cap by $145,015 and $213,886, respectively; therefore, the Advisor reimbursed the Company such amounts in accordance with the advisory agreement. The Company's operating expenses did not exceed the Expense Cap in any other Expense Years during the years ended December 31, 2002, 2001 and 2000.

CNL Capital Corp., an affiliate of the Advisor, is a non-voting Class C member of Century Capital Markets, LLC ("CCM"). CCM made the arrangements for the $23,520,000 commercial paper loan described in Note 7. CCM was paid a 2% structuring fee ($470,400), which was recorded as deferred loan costs and is being amortized over the term of the loan. In addition, the monthly interest payment due under the commercial paper loan includes a margin of 30 basis points payable to CCM for the monthly services it provides related to the administration of the commercial paper loan.

The Company maintains bank accounts in a bank in which certain officers and directors of the Company serve as directors, and in which an affiliate of the Advisor and certain executive officers of the Company are stockholders. The amounts deposited with this bank were $5,740,852 and $3,000,000 at December 31, 2002 and 2001, respectively.

On May 30, 2002, the Company acquired a 10% interest in a limited partnership, CNL Plaza, Ltd., that owns an office building located in Orlando, Florida, in which the Advisor and its affiliates lease office space. The remaining interest in the limited partnership is owned by several affiliates of the Advisor. During the year ended December 31, 2002, the Company received $190,922 in distributions from the partnership.

The Advisor and its affiliates provide various administrative services to the Company, including services related to accounting; financial, tax and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations (including administrative services in connection with the offerings).

The expenses incurred for these services are classified as follows:

	Year Ended December 31,		
	2002	2001	2000
Stock issuance costs	$ 2,941,152	$ 769,853	$ 117,679
Land, buildings and equipment on operating leases and other assets	25,320	37,053	31,370
General operating and administrative expenses	565,013	199,726	197,869
	$ 3,531,485	$ 1,006,632	$ 346,918

During the years ended December 31, 2002, 2001 and 2000, affiliates incurred on behalf of the Company $5,613,049, $1,626,405 and $387,704, respectively, for certain offering expenses. In addition, during the years ended December 31, 2002 and 2001, affiliates incurred on behalf of the Company $451,238 and $353,852, respectively, for certain acquisition expenses and $565,013 and $206,211, respectively, for certain operating expenses.

Amounts due to related parties at December 31 are as follows:

	2002	2001
Due to the Advisor and its affiliates:		
Expenditures incurred for offering expenses on behalf of the Company	$ 1,366	$ 1,328,123
Accounting and administrative services	75,944	62,313
Acquisition fees and miscellaneous acquisition expenses	125,366	226,986
	202,676	1,617,422
Due to CNL Securities Corp.:		
Commissions	145,110	145,670
Marketing support fees and due diligence expense reimbursements	—	9,715
	145,110	155,385
	$ 347,786	$ 1,772,807

12. Concentration of Credit Risk:

As of December 31, 2002, the Company owned 25 Properties in various states that are subject to operating leases. The lessees of 24 of these Properties are affiliates or wholly owned subsidiaries of American Retirement Corporation ("ARC") or HRA Management Corporation ("HRA") and contributed 74.8% of the Company's total rental income during the year ended December 31, 2002. Six of these Properties are operated under the ARC brand and 18 Properties are operated by Marriott Senior Living Services, Inc., a subsidiary of Marriott International, Inc.

To mitigate credit risk, certain leases are combined into portfolios that contain cross-default terms, meaning that if a tenant of any of the Properties in a portfolio defaults on its obligations under its lease, the Company may pursue its remedies under the lease with respect to any of the Properties in the portfolio. In addition, certain portfolios contain terms whereby the net operating profits of the Properties are combined for the purpose of funding rental payments due under each lease. For certain Properties, the Company has also required security deposits, guarantees from the tenant's parent company or additional cash reserve accounts to be held at the tenant level.

In connection with purchase of five Properties leased to HRA, Marriott International, Inc. and Marriott Senior Living Services, Inc. have, with certain limitations, guaranteed the tenant's obligation to pay minimum rent due under the leases up to a maximum of $5,880,000. As of December 31, 2002, $840,875 of the guarantee had been used to pay rent leaving a remaining guarantee balance of $5,039,125.

As of December 31, 2002, the Company had invested in 11 Properties located in seven states through a direct financing transaction with two affiliates of Prime Care Properties, LLC. The direct financing leases contributed 20.8% of the Company's total rental income during the year ended December 31, 2002. The Properties are operated by Marriott Senior Living Services, Inc. An affiliate of the tenants has guaranteed the tenants' obligations to pay minimum rent due under the lease up to a maximum of $2,000,000. As of December 31, 2002, $308,341 of the guarantee had been used to pay rent leaving a remaining guarantee balance of $1,691,659.

Although the Company acquires Properties located in various states and regions and carefully screens its tenants in order to reduce risks of default, failure of these lessees, their guarantors or the ARC or Marriott brand chains would significantly impact the results of operations of the Company. It is expected that the percentage of total rental income contributed by these lessees will decrease as additional Properties are acquired and leased to diversified tenants during subsequent periods.

In a press release dated December 30, 2002, Sunrise Assisted Living, Inc. announced it had entered into a definitive agreement with Marriott International, Inc. to acquire all the outstanding stock of Marriott Senior Living Services, Inc. When the sale of Marriott Senior Living Services, Inc.'s stock to Sunrise Assisted Living, Inc. is completed, it is expected that the long-term management agreements in which the Company's tenants have entered into with Marriott Senior Living Services, Inc. will be assumed by Sunrise Assisted Living, Inc. to operate all the Company's Properties that are currently operated by Marriott Senior Living Services, Inc. In regard to nine of the 12 proposed Properties for which the Company has entered into initial commitments to acquire as of February 19, 2003, it is expected that until the sale of the Marriott Senior Living Services, Inc.'s stock to Sunrise Assisted Living, Inc. is completed, Marriott Senior Living Services, Inc will operate these Properties. There can be no assurance that these transactions will be consummated.

13. Commitments & Contingencies:

In connection with the acquisition of five Properties, the Company may be required to make additional payments (the "Earnout Amount") if certain earnout provisions are achieved by the earnout date (the "Earnout Date") for each Property. The calculation of the Earnout Amount generally considers the net operating income for the Property, the Company's initial investment in the Property and the fair value of the Property. In the event an Earnout Amount is due, the lease will be amended and annual minimum rent will increase accordingly. During the year ended December 31, 2002, one Property was performing at a level sufficient to satisfy the requirements under the earnout provisions, and the Company funded an additional payment of $1,775,000. The lease was amended to increase the annual minimum rent by $177,500. The remaining Earnout Dates expire over the period August 2004 through April 2005 and the Company has a maximum obligation of $11,834,233 relating to the aggregate Earnout Amounts.

In connection with the acquisition of a 10% limited partnership interest in CNL Plaza, Ltd., the Company has severally guaranteed 16.67%, or $2,583,333, of a $15,500,000 unsecured promissory note of the limited partnership that matures November 30, 2004. The Company has not been required to fund any amounts under this guarantee. In the event the Company is required to fund amounts under the guarantee, management believes that such amounts would be recoverable either from operations of the related asset or proceeds upon liquidation.

As of December 31, 2002, the Company had a commitment to obtain a two-year $75 million revolving line of credit. The $75 million line of credit may be amended to allow the line of credit to be increased by $50 million. Eleven Properties with an aggregate cost of $115.2 million will be mortgaged to secure the revolving line of credit. This facility will require payment of interest only at LIBOR plus a premium until maturity and has several covenants typically found in revolving loan facilities, including covenants to maintain a minimum net worth and minimum collateral value.

As of December 31, 2002, the Company had commitments to acquire 12 additional Properties located in eight states. The anticipated aggregate purchase price is approximately $298.7 million, and the acquisition of each Property is subject to the fulfillment of certain conditions. The Company plans to assume permanent financing of approximately $20.6 million in connection with the acquisition of two Properties and to draw up to $75 million on a revolving line of credit for the acquisition of nine of these Properties. In addition, the Company anticipates that it will assume obligations of approximately $88.8 million in non-interest bearing bonds payable to certain residents of two of the Properties. Marriott Senior Living Services, Inc. has committed to operate nine of the these Properties, if acquired.

14. Selected Quarterly Financial Data:

The following table presents selected unaudited quarterly financial data for each full quarter during the years ended December 31, 2002 and 2001:

2002 Quarter	First	Second	Third	Fourth	Year
Revenues	$1,667,761	$ 3,305,669	$ 4,726,716	$ 9,151,882	$ 18,852,028
Net income	828,604	1,702,338	2,508,526	6,332,388	11,371,856
Earnings per share:					
Basic and Diluted	0.09	0.11	0.10	0.22	0.52

2001 Quarter	First	Second	Third	Fourth	Year
Revenues	$ 356,362	$ 356,336	$ 382,764	$ 804,157	$ 1,899,619
Net income	67,348	211,945	171,842	464,830	915,965
Earnings per share:					
Basic and Diluted	0.05	0.15	0.09	0.09	0.38

15. Subsequent Events:

During the period January 1, 2003, through February 19, 2003, the Company received subscription proceeds for an additional 7,826,224 shares ($78,262,237) of common stock.

On January 1, 2003 and February 1, 2003, the Company declared distributions totaling $2,604,002 and $2,878,892, respectively, or $.0589 per share of common stock, payable by March 31, 2003, to stockholders of record on January 1, 2003 and February 1, 2003, respectively.

Selected Financial Data

	2002	2001	2000	1999 (1)	1998 (2)
Year Ended December 31:					
Revenues	$ 18,852,028	$ 1,899,619	$ 1,084,730	$ 86,231	$ —
General operating and administrative expenses (3)	1,388,706	395,268	340,086	79,261	—
Organizational costs	—	—	—	35,000	—
Net earnings (loss)	11,371,856	915,965	224,778	(28,390)	—
Cash distributions declared	14,379,477	1,507,322	502,078	50,404	—
Cash from operating activities	16,784,763	2,173,379	1,096,019	12,851	—
Cash used in investing activities	(358,090,103)	(22,931,469)	(14,428,703)	—	—
Cash from (used in) financing activities	355,384,104	47,301,313	8,766,346	4,731,279	(199,908)
Funds from operations (4)	14,609,538	1,439,908	527,962	(28,390)	—
Earnings (loss) per share	0.52	0.38	0.27	(0.07)	—
Cash distributions declared per share	0.70	0.70	0.58	0.13	—
Weighted average number of shares outstanding (5)	22,034,955	2,391,072	845,833	412,713	—
At December 31:					
Total assets	$ 441,765,453	$ 64,446,889	$ 14,688,560	$ 5,088,560	$ 976,579
Total mortgages payable	45,326,677	—	—	—	—
Total stockholders' equity (6)	389,795,024	60,910,042	9,203,548	3,292,137	200,000

(1) No operations commenced until the Company received minimum offering proceeds of $2,500,000 and funds were released from escrow on July 14, 1999.

(2) No significant operations had commenced because the Company was in its development stage.

(3) During the years ended December 31, 2002, 2001, 2000 and 1999, operating expenses, including general operating and administrative expenses and asset management fees, incurred by the Company as a percentage of net income, each term as defined in the Company's prospectus, were 15%, 24%, 34% and 281%, respectively. In addition, for the years ended December 31, 2002, 2001 and 2000, operating expenses incurred by the Company represented 2.0%, 2.7% and 1.7%, respectively, of average invested assets, as defined in the Company's prospectus. At December 31, 1999, net offering proceeds were invested in short-term, highly liquid investments pending investment in Properties and Mortgage Loans; therefore, operating expenses as a percentage of average invested assets was not applicable for 1999.

In accordance with the Company's prospectus, to the extent that operating expenses payable or reimbursable by the Company, in any four consecutive fiscal quarters (the "Expense

Year") exceed the greater of 2% of average invested assets or 25% of net income (the "Expense Cap"), the Advisor shall reimburse the Company within 60 days after the end of the Expense Year the amount by which the total operating expenses paid or incurred by the Company exceed the Expense Cap. During the years ended December 31, 2001 and 2000, the Advisor reimbursed the Company $145,015 and $213,886, respectively, in operating expenses.

(4) Management considers funds from operations ("FFO") to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net earnings. FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") and as used herein, means net earnings determined in accordance with generally accepted accounting principles ("GAAP"), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. (Net earnings determined in accordance with GAAP includes the noncash effect of straight-lining rent increases throughout the lease terms. This straight-lining is a GAAP convention requiring real estate companies to report rental revenue based on the average rent per year over the life of the lease. During the years ended December 31, 2002, 2001 and 2000, net earnings included $1,374,665, $76,665 and $21,128, respectively, of these amounts.) FFO was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net earnings), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net earnings determined in accordance with GAAP as an indication of the Company's operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or the Company's ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies. Accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO should be considered in conjunction with the Company's net earnings and cash flows as reported in the accompanying consolidated financial statements and notes thereto.

The following is a reconciliation of net earnings to FFO for the years ended December 31, 2002, 2001, 2000 and 1999:

	Year Ended December 31,			
	2002	2001	2000	1999
Net earnings (loss)	$ 11,371,856	$ 915,965	$ 224,778	$ (28,390)
Adjustments:				
Effect of unconsolidated subsidiaries	149,801	—	—	—
Effect of minority interest	(233,691)	—	—	—
Depreciation of real estate assets	3,321,572	523,943	303,184	—
FFO	$ 14,609,538	$ 1,439,908	$ 527,962	$ (28,390)
Weighted average shares	22,034,955	2,391,072	845,833	412,713

(5) The weighted average number of shares outstanding for the year ended December 31, 1999, was based upon the period the Company was operational.

(6) Includes subscriptions received in 2002, 2001, 2000 and 1999 of $371,134,716, $59,519,751, $6,256,310 and $5,435,283, respectively, net of stock issuance costs of $38,898,901, $7,190,480, $1,027,216 and $2,029,352, respectively. Stock issuance costs consist of selling commissions, marketing support fees, due diligence expense reimbursements and offering expenses. For 2002, 2001, 2000 and 1999, the ratio of stock issuance costs to subscriptions received was 1:10, 1:8, 1:6 and 1:3, respectively. Offering expenses paid by the Company together with selling commissions, marketing support fees, due diligence expense reimbursements and the soliciting dealer servicing fee incurred by the Company will not exceed 13% of the proceeds raised in connection with the offerings.

Share Price & Distribution Data

The Company expects to make distributions to the stockholders pursuant to the provisions of the Articles of Incorporation. For the years ended December 31, 2002 and 2001, the Company declared cash distributions of $14,379,477 and $1,507,322, respectively, to stockholders. For each of the years ended December 31, 2002 and 2001, approximately 65% of distributions paid to stockholders were considered ordinary income and approximately 35% were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2002 and 2001, were required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital.

The following table presents total distributions and distributions per share:

2002 Quarter	First	Second	Third	Fourth	Year
Total distributions declared	$ 1,552,344	$ 2,586,745	$ 4,097,267	$ 6,143,121	$ 14,379,477
Distributions per share	0.1749	0.1749	0.1749	0.1755	0.7002

2001 Quarter	First	Second	Third	Fourth	Year
Total distributions declared	$ 219,887	$ 247,922	$ 312,583	$ 726,930	$ 1,507,322
Distributions per share	0.1749	0.1749	0.1749	0.1749	0.6996

The Company intends to continue to declare distributions of cash to stockholders on a monthly basis during the offering period, and quarterly thereafter. The Company is required to distribute annually at least 90% of its real estate investment trust taxable income to maintain its objective of qualifying as a REIT. Distributions will be made at the discretion of the Board of Directors, depending primarily on net cash from operating activities and the general financial condition of the Company, subject to the obligation of the Board of Directors to cause the Company to remain qualified as a REIT for federal income tax purposes.

As of February 19, 2003, there were 22,311 stockholders of record of common stock. There is no public trading market for the shares of common stock, and even though the Company intends to list the shares on a national securities exchange or over-the-counter market within six years, there is no assurance that a public market for the shares will develop. Prior to such time, if any, as Listing occurs, any stockholder (other than the Advisor) may present all or any portion equal to at least 25% of such stockholders' shares to the Company for redemption at any time, in accordance with the procedures outlined in the Company's prospectus. At such time, the Company may, at its sole option, redeem such shares presented for redemption for cash, at a redemption price equal to the then current offering price, less a discount of 8%. The current offering price is $10.00 per share; thereby the current net redemption price is $9.20 per share. Redemptions are limited to the extent sufficient funds are available. In addition, the Company may, at its discretion, use up to $100,000 per calendar quarter of the proceeds of any public offering of its common stock for redemptions. There is no assurance that there will be sufficient funds available for redemptions and, accordingly, a stockholder's shares may not be redeemed. Any shares acquired pursuant to a redemption will be retired and no longer available for issuance by the Company. The Board of Directors of the Company, in its discretion, may amend or suspend the redemption plan at any time they determine that such amendment or suspension is in the best interest of the Company. During the years ended December 31, 2002 and 2001, 37,306 and 3,415 shares, respectively, were redeemed at $9.20 per share (for a total of $343,212 and $31,420, respectively) and retired from shares outstanding of common stock. Although the Company is not aware of any transfers or resale of stock in 2002 or 2001, the price to be paid for any share transferred other than pursuant to the redemption plan is subject to negotiation by the purchaser and the selling stockholder.

As of December 31, 2002, the offering price per share of common stock was $10. Based on the continued sale of shares through February 19, 2003, for $10 per share, the Company estimates that the value of its shares is $10 per share. The Company's shares are not publicly traded. Investors are cautioned that common stock not publicly traded is generally considered illiquid and the estimated value per share may not be realized when an investor seeks to liquidate his or her common stock.

Shareholder Information

SHAREHOLDER INFORMATION:
Business inquiries by shareholders should be directed to:

CNL Investor Relations
P. O. Box 4920
Orlando, FL 32802-4920
(407) 650-1000
(866) 650-0650

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS:
PricewaterhouseCoopers LLP
Orlando, FL

COUNSEL:
Greenberg Traurig, LLP
New York, NY

ADVISOR:
CNL Retirement Corp.
Orlando, FL

CORPORATE OFFICES:
CNL Retirement Properties, Inc.
450 South Orange Avenue
Orlando, FL 32801
(407) 650-1000
(866) 650-0650
www.cnlonline.com

FORM 10-K:
The Company's annual report filed on Form 10-K with the Securities and Exchange Commission (the "Commission") is available at no charge upon written request to the Company's Corporate Secretary at the above address. The Commission maintains a web site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company that is filed electronically with the Commission. In addition, the Company makes available free of charge on its Internet web site (http://www.cnlonline.com) the Company's Annual Report on Form 10-K.


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Homewood Residence at Coconut Creek – Coconut Creek, Florida

This community is located 15 miles northwest of Fort Lauderdale and just minutes from Broward County's Tradewinds Park, home to a walk-through tropical garden.

CNL™

Retirement Properties, Inc.

CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801-3336
tel (407) 650-1000 (800) 522-3863
www.cnlonline.com

Mailing Address:
P.O. Box 4920
Orlando, Florida 32802-4920